3 2011 ANNUAL REPORT


12026317



C • P • S • I

Come Together

Company Profile

CPSI is a leading provider of healthcare information solutions for community hospitals with over 650 client hospitals in 45 states and the District of Columbia. Founded in 1979, the Company is a single-source vendor providing comprehensive software and hardware products, complemented by complete installation services and extensive support. Its fully integrated, enterprise-wide system automates clinical and financial data management in each of the primary functional areas of a hospital. CPSI's staff of over 1,200 technical, healthcare, medical and business professionals provides system implementation and continuing support services as part of a comprehensive program designed to respond to clients' information needs in a constantly changing healthcare environment. For more information, visit www.cpsinet.com.

Annual Meeting

The annual meeting of stockholders will be held on May 10, 2012, at 9:00 a.m. Central Time at the Mobile Convention Center, One South Water Street, Mobile, Alabama.

Financial Highlights

	Years Ended December 31,	
(In thousands, except per share data)	2011	2010
Total sales revenues	$ 173,476	$ 153,247
Total cost of sales	94,065	88,863
Gross profit	79,411	64,384
Total operating expenses	38,116	35,287
Operating income	41,295	29,097
Interest income, net	667	674
Net income before taxes	41,962	29,771
Provision for income taxes	16,129	11,033
Net income	$ 25,833	$ 18,738
Basic earnings per share	$ 2.34	$ 1.71
Diluted earnings per share	$ 2.34	$ 1.71
Weighted average shares outstanding:		
Basic	11,034	10,963
Diluted	11,034	10,963


Revenues ($ in thousands)
11
$173,476
10
$153,247
09
$127,742
08
$119,664
07
$110,013


Net Income ($ in thousands)
11
$25,833
10
$18,738
09
$15,183
08
$15,438
07
$12,916


Diluted Earnings Per Share
11
$2.34
10
$1.71
09
$1.39
08
$1.42
07
$1.19

Locations

Customer Locations at December 31, 2011


8
5
4
9
1
4
12
8
10
11
5
4
7
16
27
20
2
8
5
2
17
31
15
17
DC -3
5
38
26
10
6
17
12
12
12
7
29
5
22
5
42
36
16
67
41
4
9
2

Stock Performance Graph

The following graph sets forth the cumulative total return (assuming reinvestment of dividends) to our stockholders during the period beginning December 31, 2006, and ending on December 31, 2011, compared to an overall stock market index (NASDAQ Composite Index), and the NASDAQ Computer and Data Processing Group.


$200
$180
$160
$140
$120
$100
$80
$60
$40
$20
$0
12/06
12/07
12/08
12/09
12/10
12/11
Computer Programs and Systems, Inc.
S&P 500
NASDAQ Computer and Data Processing

	12/06	12/07	12/08	12/09	12/10	12/11
Computer Programs and Systems, Inc.	$ 100.00	$ 70.45	$ 88.25	$ 158.01	$ 166.28	$ 186.00
S&P 500	100.00	105.49	66.46	84.05	96.71	98.75
NASDAQ Computer and Data Processing	100.00	120.54	69.01	109.41	121.08	118.17

Letter to Shareholders:

Many healthcare information technology companies have come and gone since CPSI was founded in 1979. In most cases, the primary reason for their demise was an inability to change at the pace demanded by both the healthcare and information technology industries. Even if the companies themselves could change, they were unsuccessful in bringing their customers along with them.

We believe one of the cornerstones of our long-term and ongoing success has been our ability to successfully manage change; whether in our applications and technology, or in the external environment, such as new or updated regulatory requirements for our clients. In 2011, we demonstrated again our ability to successfully change and respond to change, turning that success into direct benefits for our clients and a competitive advantage for our company.

From a technology and system perspective, in late 2011 we announced the rollout of a new operating platform. The new technology features a Linux operating system, an open source SQL-compliant database, Java, and a cross-platform user interface (UI). Our customers now have access to an even broader range of capabilities to enhance their IT operations and the ability to implement other new complementary technologies, such as rules-based customization and compatibility with iPads and other mobile devices. This significant evolution in our system development demonstrates once again our ability to deliver to our customers a system based on advanced technology while still being highly reliable and cost effective.

With this latest release representing a significant evolution in our system development, we believed it was the perfect opportunity to introduce a new corporate identity that better represents our electronic medical record (EMR) system and also better defines the Company we are today with a broad range of system and service offerings. Therefore, in 2011, we also unveiled a new corporate logo and new website at www.cpsinet.com. The new logo is a reflection of both the continual advancement in system technology reflective of the CPSI EMR system and our broadened identity as a leading services provider to rural and community hospitals.

There has been no greater change in healthcare information technology than the national initiative towards electronic health record (EHR) adoption under the auspices of the American Recovery and Reinvestment Act of 2009 (ARRA). In 2011, successfully attesting to meeting the Stage One meaningful use criteria for EHR adoption and qualifying for the resulting payments for that achievement was the primary focus of many hospitals and providers and the healthcare IT industry.

As simply as I can put it, the success of our customers and our company in this effort has been overwhelming. We have established a clear advantage over our competition in the rural and critical access hospital market. Based on government data released on November 30th, of all hospitals nationally that have successfully attested using a complete EHR, 134 use the CPSI EMR system. This number represents 22% of the hospitals that have successfully attested and is more than the next three competitive vendors in the rural and community hospital space combined. Where critical access hospitals are concerned, the separation between CPSI and our competition is even greater. Of the 97 critical access hospitals listed in the data, 40 of those hospitals, or 41%, have attested using CPSI as the complete EHR, making us the leader, by far, for these hospitals. Our total of 40 represents more than our next six competitors combined.

Where payments are concerned, as part of our overall program in assisting our hospitals with meeting the meaningful use objectives, we are engaged with our clients all the way through the process to receipt of their funds after they attest. I am pleased to report that as of February 3, 2012, 109 of our clients had received payments totaling over $111 million. Based on the numerous communications from our clients after they have received their checks, I can say with confidence that the importance of these funds to our clients cannot be emphasized enough.

Amid great change, one thing that has not changed for CPSI in 2011 is the continuing quality of our financial performance. We have taken full advantage of the opportunities presented us with the EHR adoption initiative as well as continuing to grow and add to our services business. Business Management Services continues to perform well, and the growth of the Consulting and IT Managed Services offerings we started in 2010 has exceeded our expectations.

There is no doubt that the upcoming years will present additional challenges and changes for CPSI and our clients. We look forward to these opportunities to further solidify our position as the leading provider of EMR systems and services to rural and community hospitals. As always, we deeply appreciate your support and your investment.

Sincerely,



J. Boyd Douglas
President and Chief Executive Officer

Directors and Officers

Board of Directors

David A. Dye
Chairman and Chief Financial Officer
Computer Programs and Systems, Inc.

W. Austin Mulherin, III
Attorney
Frazer, Greene, Upchurch & Baker, LLC

John C. Johnson
Real Estate Appraiser
Courtney & Morris Appraisals, Inc.

J. Boyd Douglas, Jr.
President and Chief Executive Officer
Computer Programs and Systems, Inc.

Charles P. Huffman
Retired Executive Vice President and Chief Financial Officer
EnergySouth, Inc.

Ernest F. Ladd, III
Retired Executive Vice President and Chief Financial Officer
Dravo Corporation

William R. Seifert, II
Retired Executive Vice President
Regions Bank
Chairman
South Alabama Advisory Board of Regions Bank

Officers

J. Boyd Douglas, Jr.
President and Chief Executive Officer

David A. Dye
Chief Financial Officer

Corporate Data

Independent Registered Public Accounting Firm
Grant Thornton LLP
1100 Peachtree Street, Suite 1200
Atlanta, GA 30309

Transfer Agent
American Stock Transfer & Trust Company, LLC
6201 15th Avenue
Brooklyn, NY 11219
Toll free: (800) 937-5449
Local & international: (718) 921-8124
Email: info@amstock.com
Web site: www.amstock.com

Legal Counsel
Maynard, Cooper & Gale, P.C.
1901 Sixth Avenue North
Suite 2400, Regions/Harbert Plaza
Birmingham, AL 35203-2618

Corporate Headquarters
Computer Programs and Systems, Inc.
6600 Wall Street
Mobile, AL 36695
(251) 639-8100
www.cpsinet.com

Common Stock
Computer Programs and Systems, Inc.'s common stock is traded on The NASDAQ Stock Market's Global Select Market under the symbol "CPSI."


C • P • S • I
Come Together

6600 Wall Street | Mobile, Alabama 36695

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934**
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2011

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934**
FOR THE TRANSITION PERIOD FROM _____ TO _____.

Commission file number: 000-49796

COMPUTER PROGRAMS AND SYSTEMS, INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	**74-3032373**
(State or Other Jurisdiction of Incorporation or Organization)	**(I.R.S. Employer Identification No.)**
6600 Wall Street, Mobile, Alabama	**36695**
(Address of Principal Executive Offices)	**(Zip Code)**

(251) 639-8100
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, par value $.001 per share	**The NASDAQ Stock Market LLC**

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (check one):

Large accelerated filer ☐	Accelerated filer ☒
Non-accelerated filer ☐ (Do not check if smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of common stock held by non-affiliates of the registrant at June 30, 2011 was $658,281,189.

As of March 9, 2012 the registrant had outstanding 11,063,220 shares of its common stock.

DOCUMENTS INCORPORATED BY REFERENCE IN THIS FORM 10-K:

Portions of the definitive Proxy Statement for the Annual Meeting of Stockholders to be held on May 10, 2012 are incorporated by reference into Part III of this report.

TABLE OF CONTENTS

* Portions of the definitive Proxy Statement for the Annual Meeting of Stockholders to be held on May 10, 2012 are incorporated by reference in Part III of this Form 10-K.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This Annual Report on Form 10-K contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified generally by the use of forward-looking terminology and words such as "expects," "anticipates," "estimates," "believes," "predicts," "intends," "plans," "potential," "may," "continue," "should," "will" and words of comparable meaning. Without limiting the generality of the preceding statement, all statements in this Annual Report relating to estimated and projected earnings, margins, costs, expenditures, cash flows, growth rates and future financial results are forward-looking statements. We caution investors that any such forward-looking statements are only predictions and are not guarantees of future performance. Certain risks, uncertainties and other factors may cause actual results to differ materially from those projected in the forward-looking statements. Such factors may include:

- overall business and economic conditions affecting the healthcare industry;
- the potential effects of the federal health care reform legislation enacted in 2010, and implementing regulations, on the businesses of our hospital customers;
- the funding uncertainties associated with and potential expenditures required by the American Recovery and Reinvestment Act of 2009 in connection with the adoption of electronic health records;
- saturation of our target market and hospital consolidations;
- changes in customer purchasing priorities, capital expenditures and demand for information technology systems;
- competition with companies that have greater financial, technical and marketing resources than we have;
- failure to develop new technology and products in response to market demands;
- failure of our products to function properly resulting in claims for medical losses;
- government regulation of our products and customers, including changes in healthcare policy affecting Medicare reimbursement rates;
- government regulation of the healthcare and health insurance industries;
- changes in accounting principles generally accepted in the United States of America;
- unpredictability of our quarterly operating results which may cause us to fail to meet earnings expectations, causing our common stock price to fluctuate or decline;
- breaches of security and viruses in our systems resulting in customer claims against us and harm to our reputation;
- potential intellectual property claims against us;
- general economic conditions, including changes in the financial markets that may affect the availability and cost of credit to us or our customers; and
- interruptions in our power supply and/or telecommunications capabilities.

For more information about the risks described above and other risks affecting us, see "Risk Factors" beginning on page 19 of this Annual Report. We also caution investors that the forward-looking information described herein represents our outlook only as of this date, and we undertake no obligation to update or revise any forward-looking statements to reflect events or developments after the date of this Annual Report.

PART I

ITEM 1. BUSINESS

Overview

We are a healthcare information technology company that designs, develops, markets, installs and supports computerized information technology systems to meet the unique demands of small and midsize hospitals. Our target market includes acute care community hospitals with 300 or fewer beds and small specialty hospitals, with our primary focus on hospitals with 100 or fewer acute care beds. Approximately 94% of our hospital customers have fewer than 100 acute care beds. We are a single-source vendor providing comprehensive software and hardware products, complemented by data conversion, complete installation, extensive support and information technology management and professional services. Our fully integrated, enterprise-wide system automates the management of clinical and financial data across the primary functional areas of a hospital. In addition, we provide services that enable our customers to outsource certain data-related business processes which we can perform more efficiently. We believe our products and services enhance hospital performance in the critical areas of clinical care, revenue cycle management, cost control and regulatory compliance. From our initial hospital installation in 1981, we have grown to serve over 650 hospital customers across 45 states and the District of Columbia. In 2011, we generated revenues of $173.5 million from the sale of our products and services.

Industry Dynamics

The healthcare industry is the largest industry in the United States economy, comprising approximately 17.6% of the U.S. gross domestic product in 2009 according to the Centers for Medicare and Medicaid Services, or "CMS". The CMS estimates that by fiscal 2019 total U.S. healthcare spending will reach $4.6 trillion, or 19.6% of the estimated U.S. gross domestic product.

Hospital services represents one of the largest categories of total healthcare expenditures, comprising 30.5% of total healthcare expenditures in 2011 according to the CMS. According to the American Hospital Association, there are approximately 4,985 community hospitals in the United States that are in our target market of hospitals with 300 or fewer acute care beds, with approximately 2,800 of those in our primary area of focus of 100 or fewer acute care beds. In addition, there is a market of small specialty hospitals that focus on discrete medical areas such as surgery, rehabilitation and psychiatry.

Notwithstanding the size and importance of the healthcare industry within the United States economy, the industry is constantly challenged by changing economic dynamics, increased regulation and pressure to improve the quality of healthcare. These challenges are particularly significant for the hospitals in our target market due to their more limited financial and human resources and their dependency on Medicare and Medicaid populations for a substantial portion of their revenue. However, we believe healthcare providers can successfully address these issues with the help of advanced medical information systems. Specific examples of the challenges and opportunities facing healthcare providers include the following.

Changing Economic Dynamics. Community hospitals typically generate a significant portion of their revenues from beneficiaries of the Medicare program. Consequently, even small changes in this federal program have a disproportionately larger impact on community hospitals as compared to larger facilities where greater portions of their revenues are typically generated from beneficiaries of private insurance programs. Medicare funding and reimbursements fluctuate year to year and, with the anticipated growth in healthcare costs, will continue to be scrutinized as the federal government attempts to control the costs and growth of the program. The Medicaid program, which is a federal/state program managed by the individual states and dependent in part on funding from the states, also continues to struggle due to the increasing cost of healthcare and limited state revenues. As the federal government seeks to limit deficit spending in coming years due to fiscal restraints, it will likely continue to cut entitlement spending programs such as Medicare and Medicaid matching grants which will place further cost pressures on hospitals and other healthcare providers. Furthermore, federal and state budget shortfalls could lead to potential reductions in funding for Medicare and Medicaid. Reductions in reimbursements from Medicare and Medicaid could lead to hospitals postponing expenditures on information technology. We expect that the demand for Medicare and Medicaid services will increase as a result of the current challenging economic environment and high level of unemployment, and increasing age of the U.S. population. According to the American Hospital Association (AHA), a one percentage point increase in unemployment increases enrollment in Medicaid and Children's Health Insurance Program (CHIP) by approximately one million lives. With national unemployment at over 8 percent, significant pressure is being put on America's hospitals as they struggle to serve the growing numbers of uninsured patients according to the AHA. Additionally, the uncertainty surrounding credit markets and tightened lending standards since 2007 have increased the costs to hospitals of borrowing money and made it more difficult to find the financing for necessary facility and technology improvements.

To compete in the continually changing healthcare environment, providers are increasingly using technology in order to help maximize the efficiency of their business practices, to assist in enhancing patient care, and to maintain the privacy of patient information. Healthcare providers are placing increased demands on their information systems to accomplish these tasks. We believe that information systems must facilitate management of patient information across administrative, financial and clinical tasks. Information systems must also effectively interface with a variety of payor organizations within the increasingly complex reimbursement environment.

The American Recovery and Reinvestment Act of 2009. On February 17, 2009, President Barack Obama signed into law the American Recovery and Reinvestment Act of 2009 (the "ARRA"). This $787 billion economic stimulus package includes a number of health care policy provisions, including approximately $19 billion in funding over a ten-year period for health information technology infrastructure and Medicare and Medicaid incentives to encourage doctors, hospitals, and other providers to use health information technology to electronically exchange patients' health information, through the development of health information exchanges ("HIE") and the adoption of electronic health records ("EHR"). Approximately $2 billion of the total funding amount is in appropriated funds for discretionary grants, loans and technical assistance programs designed to aid providers with the adoption of EHR and the development of HIE. These funds are being disbursed by various agencies within the Department of Health and Human Services, either directly to providers – including private physician offices – or to other entities like states or non-profit organizations. The remaining allocated amounts will take the form of Medicare and Medicaid payment incentives. The ARRA identifies four priority areas for spending with respect to health information technology: (1) establishing HIE; (2) EHR adoption; (3) workforce training; and (4) new technology research and development. In order to qualify for EHR funding, providers are required to connect to an HIE, which means funding is dependent on state action to establish HIEs. The payment incentives started to become available to our customers in February 2011, and, as of January 2012, approximately 109 of our hospital customers had received payments totaling more than $100 million for EHR adoption.

The ARRA includes payment incentives for critical access hospitals that are meaningful users of EHR. During December 2010, both our hospital and medical practice EHR solutions were certified as a complete EHR by the Certification Commission for Health Information Technology (CCHIT®). Receiving this certification for both our hospital and ambulatory EHR products ensures that hospitals and other healthcare providers using our EHR systems will be considered "meaningful users" of EHR and qualify for ARRA reimbursements. We believe that the ARRA and this certification of our EHR system will continue to have a positive impact during the next few years on our business and the businesses of the community hospitals that comprise our target market.

Continued Push for Improved Patient Care. With pressure mounting to reduce medical errors and improve patient safety, hospitals are actively seeking information technology solutions for clinical decision support. This migration toward clinical decision support solutions is further supported by the ARRA. The provisions of the ARRA offer incentives for hospitals to become meaningful users of EHRs through September 2015, and we already have many hospital customers who have received these incentive payments as of February 2012. However, the ARRA incentive program is set to expire as of October 1, 2015, and hospitals and healthcare providers which have not implemented EHRs with HIE connectivity will be penalized with lower Medicare payment levels after that date.

While economic, regulatory and consumer pressures such as those described above have increased rapidly over the last several years, we believe healthcare organizations have historically underinvested in information technology and services compared to other industries. This underinvestment has caused healthcare providers to rely on non-integrated, complex and inefficient information systems. A hospital's failure to adequately invest in modern medical information systems could result in fewer patient referrals, cost inefficiencies, lower than expected reimbursement, increased malpractice risk and possible regulatory infractions.

In the face of decreasing revenue and increasing pressure to improve patient care, healthcare providers are in need of management tools that (1) increase efficiency in the delivery of healthcare services, (2) reduce medical errors, (3) effectively track the cost of delivering services so those costs can be properly managed and (4) increase the speed and rate of reimbursement. Despite challenging economic conditions, we believe the industry will increase its adoption of information technology as a management tool, particularly as a result of the ARRA. We further believe these dynamics should allow for future revenue growth.

Our Solution

We have tailored an information technology solution that effectively addresses the specific needs of small and midsize hospitals. Due to their smaller operating budgets, community hospitals have limited financial and human resources to operate manual or inefficient information systems. However, these hospitals are expected to achieve the same quality of care and regulatory compliance as larger hospitals, placing them in a particularly difficult operating environment.

We believe that the CPSI solution meets this challenge. We provide fully integrated, enterprise-wide, HIPAA compliant medical information systems and services that collect, process, retain and report data in the primary functional areas of a hospital, from patient care to clinical processing to administration and accounting. As a key element of our complete solution, we provide ongoing customer service through regular interaction with customers, customer user groups and extensive customer support. Further, we offer business management services that allow customers to avoid some of the fixed costs of a business office. We are capable of providing a single-source solution for small and midsize hospitals, making us a partner in their initiatives to improve operations and medical care.

Our customers continually communicate with us through our support teams and through organized user groups, allowing us to continue to provide a state-of-the-art solution that meets their specific needs. By remaining sensitive and responsive to the ever-changing demands of our customers and regularly updating our products, we believe we provide an information technology solution that meets the needs of community hospitals. Our business has continued to grow because we have successfully addressed the needs of community hospitals for fully integrated, enterprise-wide information systems that allow them to improve operating effectiveness, reduce costs and improve the quality of patient care.

In November 2010, we formed a new information technology management and professional services business unit. With the federal government's healthcare agenda focused on adopting electronic health records, community hospitals are faced with a significant undertaking in implementing EHR technology. As a result, we recognize that it makes sense for many of our customers to rely on third-party service organizations to help them identify their IT objectives, define the best way to meet those requirements and manage the resulting projects and associated technologies. Our current offerings in this area include a comprehensive suite of services, including network management and monitoring, server and storage management, hosted email, firewall management, malware protection, data center services, help desk solutions and other services. Professional engagements such as IT staffing, IT infrastructure assessment and project management for clinical point of entry (CPOE) implementation, meaningful use achievement of EHR and others are individually customized to meet specific client requirements.

Strategy

Our objective is to continue to grow as a leading provider of healthcare information technology systems and services to small and midsize hospitals by following the same strategy that we have successfully pursued for over thirty years, the key elements of which are described below.

Deliver a Single-Source Solution. When a customer purchases the CPSI system, we provide everything necessary for the customer to implement and use our system. We deliver the application software, computer hardware, peripherals, forms and supplies used in the comprehensive information network. Our installation teams work extensively with each customer to convert existing data to the new system, to install all of the necessary equipment and to train hospital personnel to use our system. After installation, our support teams answer and address customer questions and issues related to any aspect of the system. We also offer customers additional services such as business office management, electronic billing and ISP services. We believe our single-source approach to delivering a complete information system makes our system easier and more convenient for customers to understand and manage, which results in greater customer satisfaction and retention.

Provide Enterprise-Wide, Fully Integrated Software Applications. We have developed all of our software products internally as part of our fully integrated system architecture. Our experience has taught us that using a fully integrated system in the primary functional areas of a hospital ensures compatibility among applications and avoids pitfalls associated with interfacing disparate systems. Our system utilizes one central database where information is stored and used by all of our software applications. With our single database model, our systems provide secure, real-time access to all information across multiple applications for all those needing such access, including physicians, nurses, laboratory technicians, pharmacists, clinicians and other users. The enterprise-wide, fully integrated nature of our system also allows customers to monitor user access to information for purposes of compliance with federal and state privacy regulations.

Maintain Commitment to Customer Oriented Operating Philosophy. A key factor in our success has been our focus on customer service and support. We make available to our customers experienced support teams that can assist with any question or problem. We currently have close to a one to one support staff to customer ratio. Our support teams are extensively trained, and our employees are generally promoted from within so that they have a thorough knowledge of our system and a commitment to our culture. Because all of our customers use the same version of our system, our support teams can be more effective by maintaining a complete understanding of a single system. As part of our commitment to system support, we actively solicit customer feedback regarding ways in which we can improve the effectiveness and efficiency of our systems. To further this goal, we have organized our customers into a national user group to promote the exchange of information regarding our system and to identify product enhancements based on our customers' operational experiences. We believe our user group concept is a key component of our success by positively impacting customer satisfaction and retention and by enhancing product development and system functionality. We will continue to focus on our national user group as a key component to our goal of maintaining and growing our customer base and market share.

Expand Presence in Target Market. We will continue to target small domestic hospitals of 100 or fewer acute care beds, as well as expand our presence in midsize hospitals of 300 or fewer acute care beds. We believe the market of approximately 2,800 small hospitals nationwide has been traditionally overlooked and underserved by other healthcare technology companies. In addition, a number of our customers are small specialty hospitals that focus on discrete medical areas such as surgery, rehabilitation and psychiatry. We intend to continue gaining customers from this market segment. Our system can help these smaller hospitals reduce costs and increase their operating efficiencies. We believe our personalized marketing approach and emphasis on customer relationships are attractive to the management of these hospitals. We also believe our system is well-suited to hospitals of this size because they typically demonstrate a greater commitment than larger hospitals to the concept of an enterprise-wide, fully integrated system. In addition, we will continue to sell additional services and software products to our existing customers who have not purchased our complete package of services and software applications.

Emphasize Recurring Revenue Opportunities. In addition to revenues from new system installations, we have developed and will continue to develop sources of recurring revenues. Our current principal source of recurring revenues is our support and maintenance fees paid by existing customers. As our customer base grows, our recurring revenues from support and maintenance fees should also grow. We believe recurring revenues will also continue to increase from our business management services and information technology management and professional services, which we market to our existing customers as well as new customers. Our business management services include electronic billing, patient statement processing, accounts receivable management, payroll processing, ISP services and web site hosting. Our information technology management and professional services include managed network services, server and storage management, and desktop support, as well as communications, connectivity, security and data center services. We also provide our software products on a "Software as a Service" or "SaaS" basis. When we provide SaaS services, we maintain a customer's computer server in our facility and provide our system to the customer through remote access. Instead of the one-time system purchase price, these customers pay a monthly fee for the term of the SaaS customer agreement, generating recurring revenues.

Our Products and Services

New Products

We released version 18 of the CPSI system in 2011. With this release, the CPSI system converted to a new operating platform. The new system platform features a Linux operating system, an open source SQL compliant database, Java, and a cross-platform user interface. This platform allows CPSI to provide its customers with an extensive range of capabilities to enhance information technology operations and implement other new complementary technologies, such as rules-based customization and access from iOS, Android, Windows, Mac and Linux-based devices. Additionally, with the version 18 release, the CPSI system became iPad compatible.

We also released our Physician documentation applications (Physdoc) in 2011. Physician documentation provides a flexible, easy-to-use documentation of all aspects of the physician/patient encounter to maximize workflow efficiency, enhance clinical decision making, and substantiate billing for services rendered. This electronic documentation puts all relevant patient information in one place, so physicians can easily access clinical data along side their own diagnostic and therapeutic notes. It offers a full array of documentation features and methodologies, including free-text entry, pre-designed templates with narrative output, integration with voice recognition software, and a library of medical mark-up images with automatic notation. Physdoc is also integrated with clinical applications to allow for inclusion of diagnostic results, patient clinical data, patient diagnosis, medications and orders as part of documentation, and for electronic signing and amending of documentation with versioning of documents. We feel that our Physdoc application promotes compliance with regulatory standards while assisting in optimizing reimbursement for services provided and decreases malpractice exposure through specific and clearly recorded diagnostic and therapeutic notes.

Software Systems

We offer a full array of software applications designed to streamline the flow of information to the primary functional areas of community hospitals in one fully integrated system. We intend to continue to enhance our existing software applications and develop new applications as required by evolving industry standards and the changing needs of our customers. Pursuant to our customer support agreements, we provide our customers with software enhancements and upgrades periodically on a when-and-if-available basis. See "Support and Maintenance Services." These enhancements enable each customer, regardless of its original installation date, to have the benefit of the most advanced CPSI products available. Our software applications:

- provide automated processes that improve clinical workflow and support clinical decision-making;
- allow healthcare providers to efficiently input and easily access the most current patient medical data in order to improve the quality of care and patient safety;

- integrate clinical, financial and patient information to promote efficient use of time and resources, while eliminating dependence on paper medical records;
- provide tools that permit healthcare organizations to analyze past performance, model new plans for the future and measure and monitor the effectiveness of those plans;
- provide for rapid and cost-effective implementation, whether through the installation of an in-house system or through our SaaS services; and
- increase the flow of information by replacing centralized data over which there is limited control with broad-based, secure access by clinical and administrative personnel to data relevant to their functional areas.

Our software applications are grouped for support purposes according to the following functional categories:

- Patient Management
- Financial Accounting
- Clinical
- Patient Care
- Enterprise Applications

Due to the integrated nature of the CPSI system, our software applications are not marketed as distinct products, and our sales force attempts to sell all applications to each customer as a single product. New customers must purchase from us and have installed the core applications of patient management and financial accounting and all hardware necessary to run these applications. In addition to the core applications, customers may also purchase one or more of our clinical, patient care and enterprise applications. Over one-third of our customers have purchased a combination of applications that meet their enterprise-wide information technology needs.

The general functional categories, as well as the software applications in each of these categories, are described below.

Patient Management. Our patient management software enables a hospital to identify a patient at any point in the healthcare delivery system and to collect and maintain patient information throughout the entire process of patient care on an enterprise-wide basis. The single database structure of our software permits authorized hospital personnel to simultaneously access appropriate portions of a patient's record from any point on the system. The patient management software performs the following functions:

Registration	• records patient admissions, discharges and transfers • manages patient status, room assignments and recurring charges • keeps information available to all hospital personnel in formats designed for their particular requirements
Patient Accounting	• records patient charges and maintains accounts receivable information including aging, service charges and cash receipts • generates and processes insurance claims
Health Information Management	• supports the operational needs of the modern medical records department including transcription, case indexing/abstracting and statistical reporting • tracks deficiencies in a patient's chart and provides chart location information

Patient Index	• maintains a master index of hospital patients and provides immediate online access to patient financial and medical data associated with a patient stay
Electronic Claims Processing	• provides a computer-to-computer link with intermediaries for Medicare and other payers for the submission of claims
Medical Practice Management	• supports patient account management and insurance processing for single and multiple practices/clinics • supports both hospital-based and remote practices/clinics

We also offer the following optional products that may be purchased as part of our core patient management suite:

Enterprise Wide Scheduling	• maintains all patient scheduling information
Contract Management	• tracks patients enrolled in managed care plans and conforms billing functions to such plans
Quality Improvement	• automates hospital-wide total quality management and reporting requirements for utilization activity, risk management, infection surveillance and all accreditation review functions

Financial Accounting. Our financial accounting software provides a variety of business office applications designed to efficiently track and coordinate information needed for managerial decision-making. Our financial accounting software:

Executive Information System	• summarizes daily financial transactions regarding patient revenues, receipts, census statistics and billing information for ready access by hospital administrators
General Ledger	• provides timely, accurate financial information generated from daily hospital operations • formats financial statements to the specifications of each user and is able to generate up to 999 different user-defined reports
Accounts Payable	• processes vendor invoices and payments and their related general ledger entries
Payroll/Personnel	• calculates all employee wages and benefits for an unlimited number of salaried and hourly employees • allocates employee time to user-defined cost centers
Time and Attendance	• uses touch screen time clocks to eliminate manual time entry • reduces effort of gathering employee time data and increases access of managers to such data • makes time records more accurate by identifying employees through bar-coding and optional biometric fingerprint technology
Electronic Direct Deposits	• provides for computerized bank deposits to meet payroll and accounts payable needs
Human Resources	• provides for computerized employee files through document/image scanning and data entry • allows for complete tracking of benefits and other employee data through a variety of user-defined reports • tracks job applicant information to assist in the employee recruiting and hiring process

Budgeting	• allows for complete online budget preparation through computerized access to historical data
Fixed Assets	• allows access to information regarding hospital assets including locations and depreciation scheduling
Materials Management	• tracks the flow of materials throughout the hospital
	• automates the process of inventory control, materials purchasing, stock requisitions and patient charging

Clinical. Our clinical software automates record keeping and reporting for many clinical functions including laboratory, radiology, physical therapy, respiratory care, and pharmacy. These products eliminate tedious paperwork, calculations and written documentation while allowing for easy retrieval of patient data and statistics. Our clinical software:

Laboratory Information Systems	• provides an interface to laboratory analytical instruments in order to transfer results to nurse stations, mobile point-of-care systems and remote physician offices
	• allows users to receive orders from any designated location, process orders and report results, and maintain technical, statistical and account information
Laboratory Instrument Interfaces	• provides an automated solution for reviewing test results and completing patient orders
	• reduces the amount of required manual data entry thereby reducing the likelihood of human error
	• reduces time to process laboratory specimens
Radiology Information Systems	• includes flash card printing, patient scheduling, transcription, patient indexing by X-Ray film number, film tracking and location
	• receives patient data, patient locations and other interdepartmental communications support
ImageLink®	• provides a complete picture archiving and communications system (PACS) with comprehensive functionality designed to fit seamlessly with our other applications
	• allows the realization of an electronic medical record complete with diagnostic images
	• provides physicians real-time access to diagnostic images via the internet through ChartLink®.
Physical Therapy and Respiratory Care	• communicates to nursing the appropriate procedures and patient preparation instructions from orders entered into the CPSI system
	• keeps a journal of the orders received and processed
	• handles a variety of processing tasks after a patient order is reviewed
	• allows a department to customize its results to be sent back to nursing

Pharmacy	• allows the hospital pharmacist to enter and fill physician orders • performs all of the functions related to patient charging, general ledger upgrading, re-supply scheduling and inventory reduction/ statistics maintenance • improves patient care by monitoring drug/drug and food/drug interactions, allergy contraindications, dosage ranges and duplicate therapy • produces drug education information for each patient in an easy-to-read format

Patient Care. Our patient care applications allow hospitals to create computerized "patient files" in place of the traditional paper file systems. This software enables physicians, nurses and other hospital staff to improve the quality of patient care through increased access to patient information, assistance with projected care requirements and feedback regarding patient needs. Our software also addresses current safety initiatives in the healthcare industry such as the transition from written prescriptions and physician orders to computerized physician order entry. Our patient care software:

Order Entry / Results Reporting	• provides efficient order and result communication • automates the entry of patient charges • reduces "lost" charges and mistakes due to legibility • increases efficiency of nursing stations • provides interactive, real time status reports for orders
Point-of-Care System	• allows nurses to enter patient data into the network at the patient's bedside thereby eliminating the duplicate entry of information • utilizes touch-screen and wireless technology • makes patient information instantly available throughout the entire hospital System
Patient Acuity	• categorizes patients according to an assessment of the acuity of the illness, severity of the symptoms, and projected nursing dependency • allows nurses to project the total character and amount of care that should be provided to each patient
ChartLink®	• provides physicians with a secure and interactive portal to patient information through a hospital's website • optional computerized physician order entry, including the ability to enter medication, ancillary test and treatment orders
Medication Verification	• verifies the accuracy of patient medication orders at a patient's bedside by comparing scans of patient and medication bar codes against the medication orders and history for that patient • screens medication orders for possible patient allergies and/or drug interactions
Resident Assessment Instruments	• allows nursing staff to complete time consuming resident reporting requirements in an expeditious and efficient manner • generates nursing care plans based on deficiencies in the resident reports

Medical Practice EMR	• provides medical practices and clinics with a complete CCHIT℠ certified electronic medical record • supports patient account management and insurance processing for single and multiple practices/clinics • automates medical practice workflow with an interactive white board, template driven documentation, image capture/document scanning, and an integrated Superbill • integrated with CPSI's ChartLink® EMR portal, the module provides immediate and secure access to the patient's complete ambulatory and inpatient history • supports both hospital-based and remote practices/clinics • supports patient account management and insurance processing for home health agencies • provides complete, regulatory compliant home care tracking • provides for remote in-home documentation of care
Outreach Client Access	• provides the hospital's outreach clients, such as physicians, their office administrators, nursing homes, home health agencies, and local businesses, with remote access to online, real-time, secure patient data as needed and appropriate for each outreach client • available information includes insurance and billing information, diagnosis and procedure coding, discharge summaries, pharmacy profiles and other clinical and administrative information
Electronic Forms	• electronic form templates replace paper-based records and care forms • completed forms become a permanent part of the patient's electronic medical record
Physician Documentation	• electronic documentation of all aspects of physician/patient encounter • documentation is integrated with clinical applications to allow inclusion of diagnostic results, patient clinical data, patient diagnosis, medications and orders • promotes compliance with regulatory standards while assisting in optimizing reimbursement for services provided

Enterprise Applications. We provide software applications that support the products described above and are useful to all areas of the hospital. These applications include: ad hoc reporting, automatic batch and real-time system backups, an integrated fax system, archival data repository, document scanning and Microsoft Office integration and an Application Portal. The Application Portal allows clients to access our applications remotely via Microsoft Internet Explorer and the Internet without requiring the loading of any additional client software on the accessing PC. User information and data accessed is secured with HIPAA compliant 128 bit cipher strength Secure Socket Layer (SSL) encryption. Remote access using the Application Portal results in no discernable difference to the user in software functionality.

Support and Maintenance Services

After a customer installs a CPSI system, we provide software application support, hardware maintenance, continuing education and related services pursuant to a support agreement. The following describes services provided to customers using CPSI systems.

Total System Support. We believe the quality of continuing customer support is one of the most critical considerations in the selection of an information system provider. We provide hardware, technical and software support for all aspects of our system which gives us the flexibility to take the necessary course of action to resolve any issue. Unlike our competitors who use third-party services for hardware and software support, we provide a single, convenient and efficient resource for all of our customers' system support needs. In order to minimize the impact of a system problem, we train our customer service personnel to be technically proficient, courteous and prompt. Because a properly functioning information system is crucial to a hospital's operations, our support teams are available 24 hours per day to assist customers with any problem that may arise. Customers can also use the Internet to directly access our support system. This allows customers to communicate electronically with our support teams at any time. With over 600 employees who provide customer service and support, we currently have close to a one-to-one support staff to customer ratio.

User Group. All of our customers have the opportunity to be members of our user group from which we solicit feedback regarding our products. We host a national user group meeting annually. We have also organized several active regional user groups which meet on a semi-annual basis. These groups meet to discuss and recommend product modifications and improvements which they then evaluate and prioritize. Upon confirming that the desired improvements are technically feasible, we agree to allocate a significant amount of programming time each year to undertake the requested modification or improvement. The majority of our product enhancements originate from suggestions from our customers that we receive through the user group structure.

Software Releases. We are committed to providing our customers with software and technology solutions that will continue to meet their information system needs. To accomplish this purpose, we continually work to enhance and improve our application programs. As part of this effort, for each customer covered under our general support agreement, we provide software updates as they become available at no additional cost. We design these enhancements to be seamlessly integrated into each customer's existing CPSI system. The benefit of these enhancements is that each customer, regardless of its original installation date, uses the most advanced CPSI software available. Through this process, we can keep our customers up-to-date with the latest operational innovations in the healthcare industry as well as with changing governmental regulatory requirements. Another benefit of this "one system" concept is that our customer service teams can be more effective in responding to customer needs because they maintain a complete understanding of and familiarity with the one system that all customers use.

Purchasing a new information technology system requires the expenditure of a substantial amount of capital and other resources, and many customers are concerned that these systems will become obsolete as technology changes. Our periodic product updates eliminate our customers' concerns about system obsolescence. We believe providing this benefit is a strong incentive for potential customers to select our products over the products of our competitors.

Hardware Replacement. As part of our general support agreements, we are also committed to promptly replacing malfunctioning system hardware in order to minimize the effect of operational interruptions. By offering all hardware used in our system, we believe we are better able to meet and address all of the information technology needs of our customers.

Software as a Service. In some circumstances, we offer SaaS services to customers via remote access telecommunications. As an application service provider, we store and maintain computer servers dedicated to specific customers which contain all of such customers' critical patient and administrative data. These customers access this information remotely through direct telecommunications connections with these servers. Customers may also elect to have their servers located on site at the hospitals.

Internet Service Provider. As part of our total information solution, we can provide Internet connection services to our customers. We also can provide web-site design and hosting services.

Forms and Supplies. We offer our customers the forms that they need for their patient and financial records, as well as their general office supplies. Furnishing these forms and supplies helps us to achieve our objective of being a one-source solution for a hospital's complete healthcare information system requirements.

Managed Network Services. We offer comprehensive support for LAN, WLAN, WAN and VPN infrastructures for those customers needing assistance with their data networks. Security updates, hardware support, network monitoring, wireless access management, VPN and private point-to-point connectivity management and monitoring solutions can be subscribed to based on the client's unique needs.

Server and Storage Management. We offer complete management of CPSI installed server and storage technology, including monitoring, administration, and change management solutions to enhance client availability strategies for those important assets.

Desktop Support. We offer timely support for desktop hardware, operating systems, select application software and peripheral devices. Desktop support offerings can help expedite problem resolution and ensure employees are not hindered by technology obstacles.

Communications Solutions. We offer a robust set of fault tolerant communications hosting solutions for websites; electronic mail, Blackberry Exchange Server, and DNS services.

Connectivity Solutions. We provide a variety of solutions to help ensure clients can stay connected to the Internet in remote locations, including MPLS, Metro-E, DSL, DS-1, DS-3 and other options.

Security Services. We offer complete solutions for protecting the integrity of information systems and keeping system security compliant with Federal law, including HIPAA privacy and security requirements. Solutions for malware (anti-virus protection), Internet content filtering, and firewall administration can all be provided through CPSI's offerings.

Data Center Services. We offer a SOC 1 accredited data center to house and manage client servers and storage technologies. Solutions for managing these environments and the provision of other data center services, such as disaster recovery co-location and remote testing services, are available.

Business Management Services

Electronic Billing. We provide electronic billing for customers at prices competitive with other electronic billing vendors. Once a customer processes patient insurance claims in our system, we then perform the electronic billing function with no other participation by hospital staff. With this service, customers need not prepare billing files or maintain interfaces with third-party software, thereby saving the customer both time and money.

Statement Processing. Our customers may choose to have us prepare and distribute all patient billing statements. We use our knowledge of a customer's collection system to produce statements without requiring any actions on the part of the hospital data processing personnel. Because we can connect directly with a customer's system, the customer is not required to build and transfer files to us. All system enhancements are incorporated into the statement process without having to modify any third-party vendor interface. Similar to electronic billing, this service saves the customer both time and money.

Accounts Receivable Management. We offer customers the option of using us to perform their patient billing functions and accounts receivable management. Using this service allows customers to reduce costs by employing fewer full time administrative employees.

Payroll Processing. We offer customers the option of using us to perform their payroll functions, including payroll processing, tax and deduction management, and quarterly and yearly reporting.

Contract Management. We offer customers the option of using us to perform audits of payments from third party insurers with which a customer executes managed care contracts to ensure payments are made in accordance with the agreed upon metrics.

Insurance Services. We offer customers the option of using us to provide insurance services to include Insurance Follow-up, Claim Eligibility Checking, Claim Status Checking, Pharmacy Online Adjudication, and Medical Necessity Database Updates. Using these services allows customers to improve their revenue cycle management by reducing the incidents of invalid claims and monitoring the progress of valid claims.

System Implementation and Training

Conversion Services. When a customer purchases our system, we convert its existing data to the CPSI system. Our knowledge of hospital data processing, in conjunction with extensive in-house technical expertise, allows us to accomplish this task in a cost effective manner. When we install a new system, the data conversion has already occurred so that the system is immediately operational. Our goal is for each customer to be immediately productive in order not to waste time and money on the costly and inefficient task of maintaining the same data on parallel systems. Our services also relieve the hospital staff of the time-consuming burden of data conversion.

Training. In order to integrate the new system and to ensure its success, we spend approximately three weeks providing individualized training on-site at each customer's facility at the time of installation. We directly train all hospital users, including staff members and healthcare providers, during all hospital shifts in the use of hardware and software applications. In contrast, some of our competitors train only a hospital's training staff at an off-site location. We employ nurses and medical technicians in addition to our technical training staff in order to help us communicate more effectively with our customers during the training process.

Technology

Operating Systems and Server Platform. Our system platform features a Linux operating system, an open source SQL compliant database, Java, and a cross-platform user interface (UI). This platform allows CPSI to provide its customers with an extensive range of capabilities to enhance IT operations and implement other new complementary technologies such as rules-based customization and access from iOS, Android, Windows, Mac and Linux-based devices. The SQL compliant database allows CPSI to efficiently mine the mass of clinical data being captured by a hospital EMR system to meet both their internal demands and regulatory and interoperability requirements.

ClientWare® Networking. Our ClientWare® application integrates the Linux system with Microsoft operating systems. This integration brings together the strengths of both operating environments. The processing power of Linux combined with the communication capabilities of Microsoft Windows creates an information system that allows the use of familiar "point and click" processing. This architecture also facilitates integration of other Microsoft software and provides expanded opportunities for the inclusion of new technologies without sacrificing system reliability or performance. Our updated version of ClientWare, CW[5], will feature Java[5] programming which will allow for easy interface with and access to a wide range of devices and applications.

Wireless Technology. Traditional workstations were designed around access to electrical and network outlets. We now use wireless networking technology to connect computers to the CPSI system. This allows customers to use mobile computers and to place stationary computers in locations for optimum convenience and ease of use. We incorporate wireless laptop and hand held computers into our system. Convenient to carry and use, these mobile computers allow effective data collection and real-time access to patient information from practically anywhere in the hospital. Information efficiently collected will then be more quickly accessible by other caregivers throughout the hospital.

Point-of-Care Stations. We use "point-of-care stations" which allow nurses to enter information into the system at a patient's bedside. These stations consist of compact computers on individual data entry stations that are lightweight, durable and easy to maneuver. We incorporate our wireless networking capabilities into these stations in order to provide extended range and mobility.

Touch Sensitive Displays. Data entry is made easier through the use of touch sensitive displays. With this technology, work areas are free of the traditional keyboard and mouse associated with most personal computers. Touch screens are also more efficient for users who are not proficient in computer skills.

Biometric Recognition. As unique as each individual, a fingerprint cannot be duplicated, making it one of the most secure methods of verifying a person's identity. Because of the sensitivity of healthcare information and federal security requirements, we have incorporated licensed fingerprint identification technology as an option for our systems. When a user signs on to the system, he or she must scan his or her fingerprint as well as enter a traditional password. The system rapidly responds with the confirmation or rejection of the user's identity.

Product Development and Enhancement

We are continually working to improve and enhance the CPSI system and to develop new products and services for our system. The primary source of ideas for improvements to our products and services comes from our customers, which submit suggestions to us through our national user group. We believe our interaction with customers and their communication with each other is the most efficient way to learn about and respond to changes in the healthcare operating environment. This approach to research and development allows us to quickly adapt to technology advances and improve our products and services to better serve the needs of our customers. Our management and customer support and service teams play a significant role in product development by continually monitoring the needs and desires of our customers and our market. In addition to our customer support and service teams a Product Development Services division was created in 2008. This division is responsible for the development, quality assurance/testing, documentation, and distribution of all application software. By consolidating all of our development efforts under a single division, we can ensure standardization in our software development processes and effective utilization of our resources. We currently have 147 employees in our Product Development Services division, including 7 research and development employees whose dedicated function is to develop new uses for and applications of technology available in the marketplace.

Customers, Sales and Marketing

Target Market. The target market for our information system consists of small and midsize hospitals of 300 or fewer acute care beds, with a primary focus on hospitals with 100 or fewer acute care beds. In the United States, there are approximately 5,000 hospitals with 300 or fewer acute care beds, with approximately 2,800 of these having 100 or fewer acute care beds. In addition, we market our products to small specialty hospitals in the United States that focus on discrete medical areas such as surgery, rehabilitation and psychiatry. As of February 29, 2012, we had installed our system in over 650 facilities in 45 states and the District of Columbia. Approximately 94% of our existing customers are hospitals with 100 or fewer acute care beds, while approximately 99% of our existing customers are hospitals with 200 or fewer acute care beds. Our goal is to increase sales to hospitals with 100 to 300 acute care beds while continuing to increase our market share and competitive position in the under 100 acute care bed market segment.

Sales Staff. Most of our new customers are referrals from our existing customers, thereby reducing the need for a large sales force. Currently, we have 38 employees dedicated to direct sales, 19 of whom concentrate on new prospects, and 19 of whom are responsible for the sale of additional products and services to existing customers. We hire our sales representatives from our existing employees. Our current sales representatives have an average of over 17 years of experience with the company, including experience in installation, training and customer support. Our sales representatives have defined geographic territories in the United States in which to target new customers. A significant portion of the compensation for all sales personnel is commission based.

Marketing Strategy. Our primary marketing strategy is to generate referrals from our existing customers and directly solicit potential users through presentations at industry seminars and trade shows. We also advertise in various healthcare industry trade publications. For hospitals that we have targeted as potential customers, most of our direct sales efforts involve site visits and meetings with hospital management. The typical sales cycle of a healthcare information system usually takes six to eighteen months from the time of initial contact to the signing of a contract. Therefore, we believe it is important for our sales staff to dedicate a substantial amount of time and energy to building relationships with potential new customers. We do not conduct extensive marketing activities and promotions because hospitals are easily identified, finite in number and generally send a request for proposal to vendors when they contemplate the purchase of a hospital information system.

Competition

The market for our products and services is competitive, and we expect additional competition from established and emerging companies in the future. Our market is characterized by rapidly changing technology, evolving user needs and the frequent introduction of new products. We believe the principal competitive factors that hospitals consider when choosing between us and our competitors are:

- product features, functionality and performance;
- level of customer service and satisfaction;
- ease of integration and speed of implementation;
- product price;
- knowledge of the healthcare industry;
- sales and marketing efforts; and
- company reputation.

Our principal competitors are Medical Information Technology, Inc., or "Meditech," Healthland, and Healthcare Management Systems, Inc., or "HMS." Meditech, Healthland and HMS compete with us directly in our target market of small and midsize hospitals. These companies offer products and systems that are comparable to our system and address the needs of hospitals in the markets we serve.

Our secondary competitors include McKesson Corporation, Quadramed Corp., Cerner Corporation, Quality Systems, Inc. and Siemens Corporation. These companies are significantly larger than we are, and they typically sell their products and services to larger hospitals outside of our target market. However, they will sometimes compete directly with us. Our secondary competitors also include Prognosis Health Information Systems LLC, which is smaller than us.

We also face competition from providers of practice management systems, general decision support and database systems and other segment-specific applications, as well as from healthcare technology consultants. Any of these companies as well as other technology or healthcare companies could decide at any time to specifically target hospitals within our target market.

A number of existing and potential competitors are more established than we are and have greater name recognition and financial, technical and marketing resources than we have. Products of our competitors may have better performance, lower prices and broader market acceptance than our products. We expect that competition will continue to increase.

Health Information Security and Privacy Practices

The Health Insurance Portability and Accountability Act of 1996 ("HIPAA") is a federal law that affects the use, disclosure, transmission and storage of individually identifiable health information, referred to as "protected health information," and that was enacted for the purpose of, among other things, protecting the privacy and security of protected health information. As directed by HIPAA, the Department of Health and Human Services ("DHHS") has promulgated standards and rules for certain electronic health transactions, code sets, data security, unique identification numbers and privacy of protected health information. DHHS has issued some of these rules in final form, while others remain in development. HIPAA and the standards promulgated by DHHS apply to certain health plans, healthcare clearinghouses, and healthcare providers (referred to as "covered entities"), which includes our hospital customers. The Health Information Technology for Economic and Clinical Health Act ("HITECH Act"), which was enacted as part of the ARRA in 2009, significantly expanded HIPAA by extending the security standards of HIPAA to "business associates" of healthcare providers that are covered entities. Under the HITECH Act, business associates are required to establish administrative, physical and technical safeguards and are subject to direct penalties for violations. Our business management services activities frequently entail us acting in the capacity of a business associate to the hospitals that we serve, and therefore we are covered by the patient privacy and security standards of HIPAA and subject to oversight by DHHS. We believe that we have taken all necessary steps to comply with HIPAA, as it applies to us as a business associate, but it is important to note that DHHS could, at any time in the future, adopt new rules or modify existing rules in a manner that could require us to change our systems or operations.

Internal Management Control System

We have developed and maintain an automated enterprise management system which permits us to manage not only all of our internal management, accounting and personnel functions, but also all information relating to each customer's information system. Our system maintains detailed records of all information regarding each customer's system, including all system specifications, service history and customer communications, among other things. This internal control system helps us to more effectively respond to customer support needs through complete and current system information and through situation-based problem solving.

Intellectual Property

We regard some aspects of our internal operations, software and documentation as proprietary, and rely primarily on a combination of contract and trade secret laws to protect our proprietary information. We believe, because of the rapid pace of technological change in the computer software industry, trade secret and copyright protection is less significant than factors such as the knowledge, ability and experience of our employees, frequent software product enhancements and the timeliness and quality of support services. We cannot guarantee that these protections will be adequate or that our competitors will not independently develop technologies that are substantially equivalent or superior to our technology.

We do not believe our software products or other CPSI proprietary rights infringe on the property rights of third parties. However, we cannot guarantee that third parties will not assert infringement claims against us with respect to current or future software products or that any such assertion may not require us to enter into royalty arrangements or result in costly litigation.

Employees

As of February 29, 2012, we had 1,341 employees, almost all of whom are located at our offices in Mobile and Lanett, Alabama and Monroe, Louisiana. Our employees can be grouped according to the following general categories: 618 in software services and support, 347 in business management services, 126 in information technology services and support, 156 in product development services, 50 in sales and marketing and 44 in administration. Our general practice is to recruit recent college graduates for entry-level positions and then promote these individuals within the organization to fill vacancies in higher positions. We also hire nurses and other medically-trained professionals in connection with our support services.

Since 1991, we have maintained a non-qualified discretionary profit-sharing plan under which all full-time employees with three years of uninterrupted service are eligible to participate, other than executive officers and commissioned salespeople. The plan is designed to provide each eligible employee with periodic cash bonuses based on our profitability. Each eligible employee receives a pro rata share of the amount of cash distributed under the profit-sharing plan based on the amount of their base salary compared to the sum of the salaries of all participating employees. Our profit-sharing plan is not a qualified plan for tax purposes or a guaranteed benefit. Contributions to the plan are made periodically at the discretion of the Board of Directors. During 2011, we distributed approximately $3.4 million under this profit-sharing plan. We plan to continue to make distributions under this plan based on our profitability.

We are fortunate to have a high rate of employee retention, with our senior management having an average tenure in excess of 18 years. Our performance depends in significant part on our ability to attract, train and retain highly qualified personnel. None of our employees are represented by a labor union, and we believe our relations with our employees are good.

Executive Officers

The executive officers of CPSI serve at the pleasure of the Board of Directors. Set forth below is a list of the current executive officers of CPSI and a brief explanation of their principal employment during the last five (5) years.

J. Boyd Douglas – President and Chief Executive Officer. J. Boyd Douglas, age 45, has served as our President and Chief Executive Officer since May 2006. He was elected as a director in March 2002. Mr. Douglas began his career with us in August 1988 as a Financial Software Support Representative. From May 1990 until November 1994, Mr. Douglas served as Manager of Electronic Billing, and from December 1994 until June 1999, he held the position of Director of Programming Services. From July 1999 until May 2006, Mr. Douglas served as our Executive Vice President and Chief Operating Officer.

David A. Dye – Chief Financial Officer, Secretary and Treasurer. David A. Dye, age 42, has served as our Chief Financial Officer, Secretary and Treasurer since July 1, 2010. Mr. Dye served as our President and Chief Executive Officer from July 1999 to May 2006. He was elected as a director in March 2002 and has served as our Chairman of the Board since May 2006. Mr. Dye began his career with CPSI in May 1990 as a Financial Software Support Representative and served in various capacities until July 1999. Mr. Dye has served as a director of Bulow Biotech Prosthetics, LLC, a company headquartered in Nashville, Tennessee that operates prosthetic clinics in the Southeastern United States, since July 2006.

Victor S. Schneider – Senior Vice President—Corporate and Business Development. Victor S. Schneider, age 53, has served as our Senior Vice President—Corporate and Business Development since December 2005. Mr. Schneider is responsible for revenue generation efforts, customer relations, strategic growth initiatives and positioning, and market execution. Mr. Schneider began his career with us in June 1983 as Sales Manager. He served in that capacity until January 1997 when he was promoted to Sales Director. He served as our Vice President—Sales and Marketing from July 1999 until December 2005.

Robert D. Hinckle – Vice President—Software Services. Robert D. Hinckle, age 42, has served as our Vice President—Software Services since October 2004. Mr. Hinckle is responsible for overseeing all aspects of the installation and support of our software products. Since beginning his career with us in 1995 as a Financial Software Support Representative, Mr. Hinckle has worked in various positions in our Software Services Division, including Team Manager, Assistant Director and Director of that division.

Patrick A. Immel – Vice President—Information Technology Services. Patrick A. Immel, age 41, has served as our Vice President—Information Technology Services since January 2000. Mr. Immel is responsible for overseeing technical hardware and support and hardware research and development. Mr. Immel began his career with us in July 1993 as a Financial Software Support Representative. Since that time, Mr. Immel has served as a programmer, Manager of Technical Support and most recently as Director of Information Technology Services.

Troy D. Rosser – Senior Vice President—Sales. Troy D. Rosser, age 47, has served as our Senior Vice President — Sales since January 2012, having previously served as Vice President – Sales since October 2005. Mr. Rosser is responsible for overseeing all of our sales and marketing efforts. Mr. Rosser began his career with us in March 1989 as a Financial Software Support Representative. In 1992, Mr. Rosser was transferred to the Sales and Marketing division where he has worked in various positions, including Sales Manager and, from October 2000 until October 2005, Director of Sales.

Michael K. Muscat, Jr. – Senior Vice President—Product Development Services. Michael K. Muscat, Jr., age 38, has served as our Senior Vice President – Product Development Services since March 2008. Mr. Muscat is responsible for overseeing all aspects of the development quality assurance/testing, documentation, and distribution of all application software. Mr. Muscat began his career with us in July 1996 as a Software Support Representative. Mr. Muscat then served as a Programmer and Manager of Outsourcing Services. From June 2002 to May 2006, Mr. Muscat served as the Director of Business Management Services and from May 2006 until March 2008 as the Vice President of Business Management Services.

Robert D. Smith – Vice President—Product Development Services. Robert D. Smith, age 41, has served as our Vice President – Product Development Services since March 2008. Mr. Smith is responsible for overseeing all aspects of system programming and enhancements within our Product Development division. Since Mr. Smith began his career with us in September 1993, he has served in the capacity of Technical Support Representative, Programmer, and Programming Manager. From January 2001 to May 2006, Mr. Smith served as the Director of Programming Services and from May 2006 to March 2008 as Vice President of Programming Services.

Christopher L. Fowler – Vice President—Business Management Services. Christopher L. Fowler, age 36, has served as our Vice President – Business Management Services since March 2008. Mr. Fowler is responsible for overseeing all aspects of the business management services we provide to our clients. Mr. Fowler began his career with us in May 2000 as a Software Support Representative and later as a manager of Financial Software Services. From August 2004 until March 2008, Mr. Fowler served as Assistant Director and Director of Business Management Services.

James B. Britain – Vice President—Finance and Controller. James B. Britain, age 45, has served as our Vice President – Finance and Controller since March 2011. Mr. Britain is our principal accounting officer. Mr. Britain began his career with us in September 2007 as Controller and served in that capacity until March 2011. Prior to his appointment as Controller, Mr. Britain was Controller of Azalea Aviation, Inc., a fixed base operator in Mobile, Alabama, from September 2006 until September 2007.

Company Website

The Company maintains a website at http://www.cpsinet.com. The Company makes available on its website, free of charge, its Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and all amendments to those reports, as soon as it is reasonably practicable after such material is electronically filed with the Securities and Exchange Commission. The Company is not including the information contained on or available through its website as a part of, or incorporating such information into, this Annual Report on Form 10-K.

ITEM 1A. RISK FACTORS

There is significant uncertainty in the healthcare industry in which we operate, both as a result of recently enacted legislation and changing government regulation, which may have a material adverse impact on the businesses of our hospital customers and ultimately on our business, financial condition and results of operations.

The healthcare industry is subject to changing political, economic and regulatory influences that may affect the procurement processes and operation of healthcare facilities, including our hospital customers. During the past several years, the healthcare industry has been subject to an increase in governmental regulation of, among other things, reimbursement rates and certain capital expenditures.

The Patient Protection and Affordable Care Act (H.R. 3590; Public Law 111-148) ("PPACA") and The Health Care and Education Reconciliation Act of 2010 (H.R. 4872) (the "Reconciliation Act"), which amends the PPACA (collectively the "Health Reform Laws"), were signed into law in March 2010. The Health Reform Laws represent sweeping changes to the U.S. healthcare system. While we currently anticipate that the Health Reform Laws will have little direct impact on our internal operations, they may have a significant impact on the business of our hospital customers, which in turn could affect our business. Some of the provisions in the Health Reform Laws may have a positive impact, by expanding the use of electronic health records in certain federal programs, for example, while others, such as reductions in reimbursement for certain types of providers, may have a negative impact on our customers due to fewer available resources. Increases in fraud and abuse penalties may also adversely affect participants in the health care sector, including us.

Among other things, the Health Reform Laws require nearly all individuals to have health insurance, expand Medicaid eligibility, mandate material changes to the delivery of healthcare services and reduce the reimbursement paid for such services in order to generate savings in the Medicare program, and modify certain payment systems to encourage more cost-effective care and a reduction of inefficiencies and waste, including through new tools to address fraud and abuse.

Many of the provisions of the Health Reform Laws do not take effect for an extended period of time, during which time they will likely be subject to further adjustments through future legislation and the outcome of constitutional challenges. Additionally, we anticipate that many of the provisions in the Health Reform Laws will be subject to further clarification and modification through the rule-making process, the development of agency guidance and judicial interpretations. Accordingly, we have not been able to determine at this point whether the impact of the legislation on our hospital customers will be positive, negative or neutral. However, it is likely that the Health Reform Laws will affect hospitals differently depending upon the populations they serve and their payor mix. Our target market of community hospitals typically serve higher uninsured populations than larger urban hospitals and rely more heavily on Medicare and Medicaid for reimbursement. It remains to be seen whether the increase in the insured population for community hospitals will be sufficient to offset proposed cuts in Medicare and Medicaid reimbursements contained in the Health Reform Laws.

The Health Reform Laws will ultimately lead to significant changes in the healthcare system. While it is too early to fully understand and assess the impact of the Health Reform Laws on our hospital customers, it is possible that the Health Reform Laws could have a material adverse effect on the business of our customers, which in turn could have a material adverse effect on our operations and financial condition.

Additionally, various legislators have announced that they intend to examine further proposals to reform certain aspects of the U.S. healthcare system. Healthcare providers may react to these proposals, and the uncertainty surrounding such proposals, by curtailing or deferring investments, including those for our systems and related services. Cost-containment measures instituted by healthcare providers as a result of regulatory reform or otherwise could result in a reduction in the allocation of capital funds. Such a reduction could have an adverse effect on our ability to sell our systems and related services. On the other hand, changes in the regulatory environment have increased and may continue to increase the needs of healthcare organizations for cost-effective data management and thereby enhance the overall market for healthcare management information systems. We cannot predict what effect, if any, such additional proposals or healthcare reforms might have on our business, financial condition and results of operations.

As existing regulations mature and become better defined, we anticipate that these regulations will continue to affect certain of our products and services, but we cannot fully predict the effect at this time. We have taken steps to modify our products, services and internal practices as necessary to facilitate our compliance with the regulations, but there can be no assurance that we will be able to do so in a timely or complete manner. Achieving compliance with these regulations could be costly and distract management's attention and divert other company resources, and any noncompliance by us could result in civil and criminal penalties.

While provisions in the American Recovery and Reinvestment Act of 2009 have increased and are expected to increase the demand for healthcare information technology, including the solutions offered by us, such laws and regulations may require additional expenditures and have adverse consequences on our business.

The American Recovery and Reinvestment Act of 2009 (the "ARRA"), includes more than $19 billion in funding to aid healthcare organizations in modernizing their operations through the acquisition and wide-spread use of healthcare information technology. Included in the funding is approximately $17.2 billion in incentives through Medicare and Medicaid reimbursement systems to encourage and assist healthcare providers in adopting and using electronic health records ("EHRs"). These incentive payments began in February 2011 and last through 2015. If an eligible healthcare provider does not begin to demonstrate meaningful use of EHRs by 2015, then reimbursement under Medicare will begin to be reduced.

Notwithstanding that the ARRA places substantial emphasis on the modernization of the U.S. healthcare system by incentivizing the use of healthcare information technology, with a primary focus on EHRs, our ability to benefit from such initiatives could change. Final regulations issued in July 2010 under the Health Information Technology for Economic and Clinical Health Act, or HITECH Act, which was enacted as part of the ARRA in 2009, established the technical capabilities required for certified EHRs, as well as "meaningful use" requirements that healthcare providers must satisfy to qualify for bonus payments under the Medicare program. We have devoted significant resources to help ensure that our technology meets the ARRA's EHR certification requirements, and our EHR system was certified under ARRA in late 2010. However, in the event that changes to the EHR technical requirements are made, we may be required to incur additional research and development expenditures to modify or expand our software systems in order to maintain certification under the ARRA. The failure of our EHR system to maintain its certification under ARRA, as result of changes to the technical requirements under the ARRA or otherwise, could adversely affect our competitive position and have a material adverse effect on our business.

Economic, market and other factors may cause a decline in spending for information technology and services by our current and prospective customers which may result in less demand for our products, lower prices and, consequently, lower revenues and a lower revenue growth rate.

The purchase of our information system involves a significant financial commitment by our customers. At the same time, the healthcare industry faces significant financial pressures that could adversely affect overall spending on healthcare information technology and services. For example, the recent economic recession and continued decrease in availability of credit, combined with potential reductions in federal and state funding for Medicare and Medicaid, has caused hospitals to reduce, eliminate or postpone information technology related and other spending. To the extent spending for healthcare information technology and services declines or increases slower than we anticipate, demand for our products and services, as well as the prices we charge, could be adversely affected. Accordingly, we cannot assure you that we will be able to increase or maintain our revenues or our growth rate.

There are a limited number of hospitals in our target market. Consolidation in the healthcare industry could result in the loss of existing customers, a reduction in our potential customer base and downward pressure on our products' prices.

There are a finite number of hospitals with 300 or fewer acute care beds in our general target market. Saturation of this market with our products or our competitors' products could eventually limit our revenues and growth. Furthermore, many healthcare providers have consolidated to create larger healthcare delivery enterprises with greater market power. If this consolidation continues, we could lose existing customers and could experience a decrease in the number of potential purchasers of our products and services. The loss of existing and potential customers due to industry consolidation could cause our revenue growth rate to decline. In addition, larger, consolidated enterprises could have greater bargaining power, which may lead to downward pressure on the prices for our products and services.

Continued volatility in and disruption to the global capital and credit markets may adversely affect our ability to access credit in the future, the cost of any credit obtained in the future, and the financial soundness of our customers and our business.

While the Company does not currently have any debt, ongoing volatility and disruption in the global capital and credit markets, including the bankruptcy or restructuring of certain financial institutions, reduced lending activity by other financial institutions and decreased liquidity, may adversely affect the availability, terms and cost of credit should we seek it in the future. Although we believe that our operating cash flow and financial assets will give us the ability to meet our financing needs for the foreseeable future, there can be no assurance that the continued or increased volatility and disruption in the global capital and credit markets will not impair our liquidity or increase the costs of any future borrowing.

Our business could also be negatively impacted to the extent that our hospital customers experience disruptions resulting from tighter capital and credit markets, the recent economic recession or cuts in Medicare and Medicaid funding. As a result, hospitals may modify, delay or cancel plans to purchase our software systems or services. Additionally, if hospitals' operating and financial performance deteriorates, or if they are unable to make scheduled payments or obtain credit, they may not be able to pay, or may delay payment of, accounts receivable owed to us. Any inability of customers to pay us for our products and services may adversely affect our earnings and cash flow.

The absence of third-party credit has resulted in many of our hospital customers seeking financing arrangements from us to purchase our software systems and services. These financing arrangements impact our short-term operating cash flow and cash available. Should the requests for these financing arrangements continue or increase, our business could be negatively impacted by our inability to finance these arrangements. In addition, the absence of credit could negatively impact our existing financing receivables should our customers with financing arrangements be unable to meet their obligations.

Competition with companies that have greater financial, technical and marketing resources than we have could result in loss of customers and/or a lowering of prices for our products, causing a decrease in our revenues and/or market share.

Our principal competitors are Meditech, Healthland and HMS, Meditech, Healthland and HMS compete with us directly in our target market of small and midsize hospitals. These companies offer products and services that are comparable to our system and are designed to address the needs of community hospitals.

Our secondary competitors include McKesson Corporation, Quality Systems, Inc., Quadramed Corp., Prognosis Health Information Systems LLC, Cerner Corporation, and Siemens Corporation. Most of these companies are significantly larger than we are, and they typically sell their products and services to larger hospitals outside of our target market. However, they sometimes compete directly with us. We also face competition from providers of practice management systems, general decision support and database systems and other segment-specific applications, as well as from healthcare technology consultants. Any of these companies, as well as other technology or healthcare companies, could decide at any time to specifically target hospitals within our target market.

A number of existing and potential competitors are more established than we are and have greater name recognition and financial, technical and marketing resources. Products of our competitors may have better performance, lower prices and broader market acceptance than our products. We expect increased competition that could cause us to lose customers, lower our prices to remain competitive and, consequently, experience lower revenues, revenue growth and profit margins. Additionally, the substantial amount of money contemplated by the ARRA to be spent on healthcare information technology may further increase competition by attracting new and financially stronger companies to this industry.

Our failure to develop new products or enhance current products in response to market demands could adversely impact our competitive position and require substantial capital resources to correct.

The needs of hospitals in our target market are subject to rapid change due to government regulation, trends in clinical care practices and technological advancements. As a result of these changes, our products may quickly become obsolete or less competitive. New product introductions and enhancements by our competitors that more effectively or timely respond to changing industry needs may weaken our competitive position.

We continually redesign and enhance our products to incorporate new technologies and adapt our products to ever-changing hardware and software platforms. Often we face difficult choices regarding which new technologies to adopt. If we fail to anticipate or respond adequately to technological advancements, or experience significant delays in product development or introduction, our competitive position could be negatively affected. Moreover, our failure to offer products acceptable to our target market could require us to make significant capital investments and incur higher operating costs to redesign our products, which could negatively affect our financial condition and operating results.

Potential regulation of our products as medical devices by the U.S. Food and Drug Administration could increase our costs, delay the introduction of new products and slow our revenue growth.

The U.S. Food and Drug Administration, or the "FDA," could become more active in regulating the use of computer software for clinical purposes. The FDA has increasingly regulated computer products and computer-assisted products as medical devices under the federal Food, Drug and Cosmetic Act, an example of which is our ImageLink® product. If the FDA regulates any more of our products as medical devices, we would likely be required to, among other things:

- seek FDA clearance by demonstrating that our product is substantially equivalent to a device already legally marketed, or obtain FDA approval by establishing the safety and effectiveness of our product;
- comply with rigorous regulations governing pre-clinical and clinical testing, manufacture, distribution, labeling and promotion of medical devices; and
- comply with the Food, Drug and Cosmetic Act's general controls, including establishment registration, device listing, compliance with good manufacturing practices and reporting of specified device malfunctions and other adverse device events.

There is a possibility that some of our products currently in development or to be developed in the future could be subjected to FDA regulation similar to our ImageLink® product. If any of our products fail to comply with FDA requirements, we could face FDA refusal to grant pre-market clearance or approval of products; withdrawal of existing clearances and approvals; fines, injunctions or civil penalties; recalls or product corrections; production suspensions; and criminal prosecution. FDA regulation of our products could increase our operating costs, delay or prevent the marketing of new or existing products and adversely affect our revenue growth.

Governmental regulations relating to patient confidentiality and other matters could increase our costs.

State and federal laws regulate the confidentiality of patient records and the circumstances under which those records may be released. These regulations may require the users of such information to implement security measures. Regulations governing electronic health data transmissions are also evolving rapidly, and they are often unclear and difficult to apply.

In our support agreements with our customers, we agree to update our software applications to comply with applicable federal and state laws. While we believe we have developed products that comply with the Health Insurance Portability and Accountability Act of 1996 ("HIPAA") and other regulatory requirements, new laws, regulations and interpretations could force us to further redesign our products. Any such product redesign could consume significant capital and research and development and other resources, which could significantly increase our operating costs.

Additionally, the Health Information Technology for Economic and Clinical Health Act ("HITECH Act"), which was enacted as part of the ARRA in 2009, significantly expanded HIPAA by extending the security standards of HIPAA to "business associates" of healthcare providers that are covered entities under HIPAA. Under the HITECH Act, business associates are required to establish administrative, physical and technical safeguards and are subject to direct penalties for violations. Our business management services activities frequently entail us acting in the capacity of a business associate to the hospitals that we serve, and therefore we are covered by the patient privacy and security standards of HIPAA and subject to oversight of the Department of Health and Human Services ("DHHS"). We believe that we have taken all necessary steps to comply with HIPAA, as it applies to us as a business associate, but it is important to note that DHHS could, at any time in the future, adopt new rules or modify existing rules in a manner that could require us to change our systems or operations. There is no certainty that we will be able to respond to all such rules in a timely manner and our inability to do so could adversely affect our business.

Our products assist clinical decision-making and related care by capturing, maintaining and reporting relevant patient data. If our products fail to provide accurate and timely information, our customers could assert claims against us that could result in substantial cost to us, harm our reputation in the industry and cause demand for our products to decline.

We provide products that assist clinical decision-making and related care by capturing, maintaining and reporting relevant patient data. Our products could fail or produce inaccurate results due to a variety of reasons, including mechanical error, product flaws, faulty installation and/or human error during the initial data conversion. If our products fail to provide accurate and timely information, customers and/or patients could sue us to hold us responsible for losses they incur from these errors. These lawsuits, regardless of merit or outcome, could result in substantial cost to us, divert management's attention from operations and decrease market acceptance of our products. We attempt to limit by contract our liability for damages arising from negligence, errors or mistakes. Despite this precaution, such contract provisions may not be enforceable or may not otherwise protect us from liability for damages. We maintain general liability insurance coverage, including coverage for errors or omissions. However, this coverage may not be sufficient to cover one or more large claims against us or otherwise continue to be available on terms acceptable to us. In addition, the insurer could disclaim coverage as to any future claim.

Breaches of security and viruses in our systems could result in customer claims against us and harm to our reputation causing us to incur expenses and/or lose customers.

In the course of our business operations, we compile and transmit confidential information, including patient health information. We have included security features in our systems that are intended to protect the privacy and integrity of this information. Despite the existence of these security features, our system may experience breakins and similar disruptive problems that could jeopardize the security of information stored in and transmitted through the computer networks of our customers. In addition, the other systems with which we may interface, such as the Internet and related systems, may be vulnerable to security breaches, viruses, programming errors or similar disruptive problems. Because of the sensitivity of medical information, customers could sue us for breaches of security involving our system. Also, actual or perceived security breaches in our system could harm the market perception of our products which could cause us to lose existing and prospective customers. Additionally, the effect of security breaches and related issues could disrupt our ability to perform certain key business functions and could potentially reduce demand for our products and services. Accordingly, we have expended significant resources toward establishing and enhancing the security of our related infrastructures, although no assurance can be given that these systems will be entirely free from potential breach. Maintaining and enhancing our infrastructure security may require us to expend significant capital in the future.

New products that we introduce or enhancements to our existing products may contain undetected errors or problems that could affect customer satisfaction and cause a decrease in revenues.

Highly complex software products such as ours sometimes contain undetected errors or failures when first introduced or when updates and new versions are released. Tests of our products may not detect bugs or errors because it is difficult to simulate our customers' wide variety of computing environments. Despite extensive testing, from time to time we have discovered defects or errors in our products. Defects or errors discovered in our products could cause delays in product introductions and shipments, result in increased costs and diversion of development resources, require design modifications, decrease market acceptance or customer satisfaction with our products, cause a loss of revenue, result in legal actions by our customers and cause increased insurance costs.

Our facilities are located in an area vulnerable to hurricanes and tropical storms, and the occurrence of a severe hurricane, similar storm or other natural disaster could cause damage to our facilities and equipment, which could require us to cease or limit our operations.

Most of our facilities and employees are situated on one campus in Mobile, Alabama, which is located 30 miles north of the coast of the Gulf of Mexico. Our facilities are vulnerable to significant damage or destruction from hurricanes and tropical storms. We are also vulnerable to damage from other types of disasters, including tornadoes, fires, floods and similar events. If any disaster were to occur, our ability to conduct business at our facilities could be seriously impaired or completely destroyed. This would have adverse consequences for our customers who depend on us for system support or business management services. Also, the servers of customers who use our remote access services could be damaged or destroyed in any such disaster. This would have potentially devastating consequences to those customers. Although we have an emergency recovery plan, including back-up systems in remote locations, there can be no assurance that this plan will effectively prevent the interruption of our business due to a natural disaster. Furthermore, the insurance we maintain may not be adequate to cover our losses resulting from any natural disaster or other business interruption.

Interruptions in our power supply and/or telecommunications capabilities could disrupt our operations, cause us to lose revenues and/or increase our expenses.

We currently have backup generators to be used as alternative sources of power in the event of a loss of power to our facilities. If these generators were to fail during any power outage, we would be temporarily unable to continue operations at our facilities. This would have adverse consequences for our customers who depend on us for system support, business management and information technology management and professional services. Any such interruption in operations at our facilities could damage our reputation, harm our ability to retain existing customers and obtain new customers, and could result in lost revenue and increased insurance and other operating costs.

We also have customers for whom we store and maintain computer servers containing critical patient and administrative data. Those customers access this data remotely through telecommunications lines. If our power generators fail during any power outage or if our telecommunications lines are severed or impaired for any reason, those customers would be unable to access their mission critical data causing an interruption in their operations. In such event our remote access customers and/or their patients could seek to hold us responsible for any losses. We would also potentially lose those customers, and our reputation could be harmed.

If we are unable to attract and retain qualified customer service and support personnel, our business and operating results will suffer.

Our customer service and support is a key component of our business. Most of our hospital customers have small information technology staffs, and they depend on us to service and support their systems. Future difficulty in attracting, training and retaining capable customer service and support personnel could cause a decrease in the overall quality of our customer service and support. That decrease would have a negative effect on customer satisfaction which could cause us to lose existing customers and could have an adverse effect on our new customer sales. The loss of customers due to inadequate customer service and support would negatively impact our ability to continue to grow our business.

We do not have employment or non-competition agreements with our key personnel, and their departure could harm our future success.

Our future success depends to a significant extent on the leadership and performance of our chief executive officer and other executive officers. We do not have employment or non-competition agreements with any of our executive officers. Therefore, they may terminate their employment with us at any time and may compete against us. The loss of the services of any of our executive officers could have a material adverse effect on our business, financial condition and results of operations.

Because we believe that proprietary rights are material to our success, misappropriation of these rights could limit our ability to compete effectively and adversely affect our financial condition.

We are heavily dependent on the maintenance and protection of our intellectual property and we rely largely on a combination of confidentiality provisions in our customer agreements, employee nondisclosure agreements, trademark and trade secret laws and other measures to protect our intellectual property. Additionally, our software is not patented or copyrighted. Although we attempt to control access to our intellectual property, unauthorized persons may attempt to copy or otherwise use our intellectual property. There can be no assurance that the legal protections and precautions we take will be adequate to prevent misappropriation of our technology or that competitors will not independently develop technologies equivalent or superior to ours. Monitoring unauthorized use of our intellectual property is difficult, and the steps we have taken may not prevent unauthorized use. If our competitors gain access to our intellectual property, our competitive position in the industry could be damaged. An inability to compete effectively could cause us to lose existing and potential customers and experience lower revenues, revenue growth and profit margins.

If we are deemed to infringe on the intellectual property rights of third parties, we could incur unanticipated expense and be prevented from providing our products and services if we cannot obtain licenses to these rights on commercially acceptable terms.

We do not believe that our operations or products infringe on the intellectual property rights of others. However, there can be no assurance that others will not assert infringement or trade secret claims against us with respect to our current or future products. Many participants in the technology industry have an increasing number of patents and patent applications and have frequently demonstrated a readiness to take legal action based on allegations of patent and other intellectual property infringement. Further, as the number and functionality of our products increase, we believe we may become increasingly subject to the risk of infringement claims. If infringement claims are brought against us, these assertions could distract management. We may have to spend a significant amount of money and time to defend or settle those claims. In addition, claims against third parties from which we purchase software could adversely affect our ability to access third party software for our systems.

If we were found to infringe on the intellectual property rights of others, we could be forced to pay significant license fees or damages for infringement. If we were unable to obtain licenses to these rights on commercially acceptable terms, we would be required to discontinue the sale of our products that contain the infringing technology. Our customers would also be required to discontinue the use of those products. We are unable to insure against this risk on an economically feasible basis. Even if we were to prevail in an infringement lawsuit, the accompanying publicity could adversely impact the demand for our system. Under some circumstances, we agree to indemnify our customers for some types of infringement claims that may arise from the use of our products.

We are subject to the development and maintenance of the Internet infrastructure, which is not within our control, and which may diminish Internet usage and availability as well as access to our web site.

We deliver Internet-based services and, accordingly, we are dependent on the maintenance of the Internet by third parties. The Internet infrastructure may be unable to support the demands placed on it and our performance may decrease if the Internet continues to experience its historic trend of expanding usage. As a result of damage to portions of its infrastructure, the Internet has experienced a variety of performance problems which may continue into the foreseeable future. Such Internet related problems may diminish Internet usage and availability of the internet to us form transmittal of our Internet-based services. In addition, difficulties, outages, and delays by Internet service providers, online service providers and other web site operators may obstruct or diminish access to our Web site by our clients resulting in a loss of potential or existing users of our services.

We may be subject to liability in the event we provide inaccurate claims data to payors.

We offer electronic claims submission services as part of our business management services. While we have implemented certain product features designed to maximize the accuracy and completeness of claims submissions, these features may not be sufficient to prevent inaccurate claims data from being submitted to payors, Should inaccurate claims data be submitted to payors, we may be subject to liability claims.

We are dependent on our license rights and other services from third parties, which may cause us to discontinue, delay or reduce product shipments.

We depend upon licenses for some of the technology used in our products as well as other services from third-party vendors. Most of these arrangements can be continued/renewed only by mutual consent and may be terminated for any number of reasons. We may not be able to continue using the products or services made available to us under these arrangements on commercially reasonable terms or at all. As a result, we may have to discontinue, delay or reduce product shipments or services provided until we can obtain equivalent technology or services. Most of our third-party licenses are non-exclusive. Our competitors may obtain the right to use any of the business elements covered by these arrangements and use these elements to compete directly with us. In addition, if our vendors choose to discontinue providing their technology or services in the future or are unsuccessful in their continued research and development efforts, we may not be able to modify or adapt our own products.

We may be subject to false or fraudulent claim laws.

There are numerous federal and state laws that forbid submission of false information or the failure to disclose information in connection with submission and payment of physician claims for reimbursement. In some cases, these laws also forbid abuse of existing systems for such submission and payment. Any failure of our billing and collection services to comply with these laws and regulations could result in substantial liability including, but not limited to, criminal liability, could adversely affect demand for our services and could force us to expend significant capital, research and development and other resources to address the failure. Errors by us or our systems with respect to entry, formatting, preparation or transmission of claim information may be determined or alleged to be in violation of these laws and regulations. Determination by a court or regulatory agency that our services violate these laws could subject us to civil or criminal penalties, invalidate all or portions of some of our client contracts, require us to change or terminate some portions of our business, require us to refund portions of our services fees, cause us to be disqualified from serving clients doing business with government payors and have an adverse effect on our business.

In most cases where we are permitted to do so, we calculate charges for our billing and collection services based on a percentage of the collections that our clients receive as a result of our services. To the extent that violations or liability for violations of these laws and regulations require intent, it may be alleged that this percentage calculation provides us or our employees with incentive to commit or overlook fraud or abuse in connection with submission and payment of reimbursement claims. The U.S. Centers for Medicare and Medicaid Services has stated that it is concerned that percentage-based billing services may encourage billing companies to commit or to overlook fraudulent or abusive practices.

A portion of our business involves billing of Medicare claims on behalf of its clients. In an effort to combat fraudulent Medicare claims, the federal government offers rewards for reporting of Medicare fraud which could encourage others to subject us to a charge of fraudulent claims, including charges that are ultimately proven to be without merit.

We are subject to changes in and interpretations of financial accounting matters that govern the measurement of our performance, one or more of which could adversely affect our business, financial condition, cash flows, revenue and results of operations.

Based on our reading and interpretations of relevant guidance, principles or concepts issued by, among other authorities, the American Institute of Certified Public Accountants, the Financial Accounting Standards Board and the Securities and Exchange Commission, we believe our current sales and licensing contract terms and business arrangements have been properly reported. However, there continue to be issued interpretations and guidance for applying the relevant standards to a wide range of sales and licensing contract terms and business arrangements that are prevalent in the software industry. Future interpretations or changes by the regulators of existing accounting standards or changes in our business practices could result in changes in our revenue recognition and/or other accounting policies and practices that could adversely affect our business, financial condition, cash flows, revenue and results of operations.

The unpredictability of our quarterly operating results may cause us to fail to meet revenues or earnings expectations which could cause the price of our common stock to fluctuate or decline.

There is no assurance that consistent quarterly growth in our business will occur. Our quarterly revenues may fluctuate and may be difficult to forecast for a variety of reasons. For example, prospective customers often take significant time evaluating our system and related services before making a purchase decision. Moreover, a prospective customer who has placed an order for our system could decide to cancel that order or postpone installation of the ordered system. If a prospective customer delays or cancels a scheduled system installation during any quarter, we may not be able to schedule a substitute system installation during that quarter. The amount of revenues that would have been generated from that installation will be postponed or lost. The possibility of delays or cancellations of scheduled system installations could cause our quarterly revenues to fluctuate.

The following factors may also affect demand for our products and services and cause our quarterly revenues to fluctuate:

- changes in customer budgets and purchasing priorities;
- the ability of our customers to obtain financing for the purchase of our products;
- the financial stability of our customers;
- the specific mix of software, hardware and services in orders from customers;
- the timing of new product announcements and product introductions by us and our competitors;
- market acceptance of new products, product enhancements and services from us and our competitors;
- product and price competition;
- our success in expanding our sales and marketing programs;
- the availability and cost of system components;
- delay of revenue recognition to future quarters due to an increase in the sale of our remote access SaaS services;

- the length of sales cycles and installation processes;
- changes in revenue recognition or other accounting guidelines employed by us and/or established by the Financial Accounting Standards Board or other rulemaking bodies;
- accounting policies concerning the timing of recognition of revenue;
- personnel changes; and
- general market and economic factors.

Variations in our quarterly revenues may adversely affect our operating results. In each fiscal quarter, our expense levels, operating costs and hiring plans are based on projections of future revenues and are relatively fixed. Because a significant percentage of our expenses are relatively fixed, a variation in the timing of systems sales, implementations and installations can cause significant variations in operating results from quarter to quarter. As a result, we believe that interim period-to-period comparisons of our results of operations are not necessarily meaningful and should not be relied upon as indications of future performance. Further, our historical operating results are not necessarily indicative of future performance for any particular period.

We currently recognize revenue pursuant to Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 985-605, *Software, Revenue Recognition,* or ASC 985-605. ASC 985-605 summarizes the FASB's views in applying generally accepted accounting principles to revenue recognition in financial statements. There can be no assurance that application and subsequent interpretations of this pronouncement will not further modify our revenue recognition policies, or that such modifications would not adversely affect our operating results reported in any particular quarter or year.

Due to all of the foregoing factors, it is possible that our operating results may be below the expectations of securities analysts and investors. In such event, the price of our common stock would likely be adversely affected.

Our common stock price has been volatile, which could result in substantial losses for investors purchasing shares of our common stock and in litigation against us.

Volatility may be caused by a number of factors including but not limited to:

- actual or anticipated quarterly variations in operating results;
- rumors about our performance, software solutions, or merger and acquisition activity;
- changes in expectations of future financial performance or changes in estimates of securities analysts;
- governmental regulatory action;
- healthcare reform measures;
- customer relationship developments;
- purchases or sales of company stock;
- changes occurring in the markets in general;
- macroeconomic conditions, both nationally and internationally; and
- other factors, many of which are beyond our control.

Furthermore, the stock market in general, and the market for software, healthcare and high technology companies in particular, has experienced significant volatility that often has been unrelated to the operating performance of particular companies. These broad market and industry fluctuations may adversely affect the trading price of our common stock, regardless of actual operating performance.

Moreover, in the past, securities class action litigation has often been brought against a company following periods of volatility in the market price of its securities. We may in the future be the target of similar litigation. Securities litigation could result in substantial costs and divert management's attention and resources.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

Our corporate campus is located on approximately 16.5 acres in Mobile, Alabama that consists of approximately 135,500 square feet of office space. Our main campus headquarter building consists of approximately 66,000 square feet of office and warehouse space. We also have eleven additional smaller campus buildings consisting of approximately 6,000 square feet of office space each. Each of these smaller buildings is designed to accommodate a team of employees assigned to install and support a particular software application. We also occupy an additional campus building consisting of approximately 3,500 square feet of office space which houses our sales personnel. The company also owns 11.3 acres of undeveloped real property adjacent to our corporate campus.

Prior to December 13, 2011, we leased the 16.5 acres and all of our corporate campus buildings in Mobile, Alabama from a related party, C.P. Investments, Inc., an Alabama corporation. The stockholders of C.P. Investment include, among other persons, Michael K. Muscat, Jr., one of our executive officers, and his siblings, Ellen M. Harvey and Susan M. Slaton. Our leases with C.P. Investments, Inc. were terminated on December 13, 2011 in conjunction with our purchase of the property from C.P. Investments for $9.5 million. The 11.3 acres of undeveloped property is also directly owned by CPSI.

On January 1, 2007, we entered into a lease with Riverside Corporation to house a call center to support the growth of our Business Management Services. This building consists of approximately 10,000 square feet and is located in Lanett, Alabama.

On January 20, 2009, we entered into a lease agreement with Strauss Properties, LLC to house a call center to further support the growth of our Business Management Services. This lease consists of approximately 10,800 square feet of space and is located in Monroe, Louisiana.

On May 13, 2009, we entered into a lease agreement with USA Research and Technology Corporation for temporary office space to conduct training for newly hired support staff. It is anticipated that the lease for this space will be vacated sometime in 2012.

On September 14, 2009, we entered into a lease agreement with 3725 Airport Boulevard, LP to house the majority of our Business Management Services employees. This lease consists of approximately 32,240 square feet and is located in Mobile, Alabama, approximately 5 miles from our corporate campus location.

On February 1, 2010, we entered into a lease agreement with 3725 Airport Boulevard, LP to lease additional space for our Business Management Services employees. This lease consists of approximately 11,240 square feet and is located in Mobile, Alabama, approximately 5 miles from our corporate campus location.

We anticipate that we will lease additional office space in 2012 in Alabama to house additional personnel, and that this additional office space, combined with our existing facilities, will be sufficient to meet our needs until the end of 2012 and beyond.

ITEM 3. LEGAL PROCEEDINGS

From time to time, we are involved in routine litigation that arises in the ordinary course of business. We are not currently involved in any litigation that we believe could reasonably be expected to have a material adverse effect on our business, financial condition or results of operations.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market for CPSI Common Stock

At March 9, 2012, CPSI had 78 stockholders of record (which does not include the number of beneficial owners whose shares are held in "street" names by broker-dealers and other nominees who are the record holders) and 11,063,220 shares of common stock outstanding.

CPSI common stock is listed on the NASDAQ Global Select Market under the symbol "CPSI." The following table sets forth, for the calendar quarters indicated, the high and low sales prices per share for CPSI's common stock on the NASDAQ Global Select Market, and the cash dividends declared per share in each such quarter:

	High	Low	Dividends Declared Per Share
2011			
First Quarter	$64.39	$43.32	$0.36
Second Quarter	66.00	51.68	0.36
Third Quarter	79.06	56.78	0.36
Fourth Quarter	74.62	41.80	0.46
2010			
First Quarter	$49.37	$33.92	$0.36
Second Quarter	47.26	36.15	0.36
Third Quarter	46.35	38.60	0.36
Fourth Quarter	49.49	41.28	0.36

The last reported sales price of CPSI's common stock as reported on the NASDAQ Global Select Market on March 9, 2012 was $62.15.

Dividends

During 2011 and 2010 we paid a quarterly dividend in the amount of $0.36 per share. On January 23, 2012 we announced a dividend for the first quarter of 2012 in the amount of $0.46 per share. We believe that paying dividends is an effective way of providing an investment return to our stockholders and a beneficial use of our cash. However, the declaration of dividends by CPSI is subject to the discretion of our Board of Directors. Our Board of Directors will take into account such matters as general business conditions, our financial results and such other factors as our Board of Directors may deem relevant.

ITEM 6. SELECTED FINANCIAL DATA

	Year Ended December 31,				
	2011	2010	2009	2008	2007
	(in thousands except for share and per share data)				
INCOME DATA:					
Total sales revenue	$ 173,476	$ 153,247	$ 127,742	$ 119,664	$ 110,013
Total costs of sales	94,065	88,863	74,483	66,443	63,257
Gross profit	79,411	64,384	53,259	53,221	46,756
Total operating expenses	38,116	35,287	29,890	29,510	27,708
Operating income	41,295	29,097	23,369	23,711	19,048
Total other income	667	674	728	940	1,203
Income before taxes	41,962	29,771	24,097	24,651	20,251
Income taxes	16,129	11,033	8,914	9,213	7,335
Net Income	$ 25,833	$ 18,738	$ 15,183	$ 15,438	$ 12,916
Net income per share—basic	$ 2.34	$ 1.71	$ 1.39	$ 1.42	$ 1.20
Net income per share—diluted	$ 2.34	$ 1.71	$ 1.39	$ 1.42	$ 1.19
Weighted average shares outstanding:					
Basic	11,033,804	10,962,874	10,953,747	10,849,060	10,795,013
Diluted	11,033,804	10,962,874	10,955,167	10,867,669	10,837,817

	As of December 31,				
	2011	2010	2009	2008	2007
BALANCE SHEET DATA					
Cash and cash equivalents	$ 6,664	$ 2,940	$ 4,387	$ 11,744	$ 11,806
Working capital	37,498	35,135	34,426	33,223	31,118
Total assets	75,645	62,735	54,450	52,867	50,408
Total current liabilities	16,671	14,485	11,247	11,852	11,459
Total stockholders' equity	57,384	46,464	42,691	40,559	38,378

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion of our financial condition and results of operations in conjunction with "Selected Financial Data" and our financial statements and the related notes included elsewhere in this Annual Report. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including but not limited to those set forth under "Risk Factors" and elsewhere in this Annual Report.

Background

CPSI was founded in 1979 and specializes in delivering comprehensive healthcare information systems and related services to community hospitals. Our systems and services are designed to support the primary functional areas of a hospital and to enhance access to necessary financial and clinical information. Our comprehensive system enables healthcare providers to improve clinical, financial and administrative processes and outcomes. Our products and services provide solutions in key areas, including patient management, financial management, patient care and clinical, enterprise and office automation. In addition to servicing small to medium-sized hospitals, we provide information technology services to other related entities in the healthcare industry, such as nursing homes, home health agencies and physician clinics.

We sell a fully integrated, enterprise-wide financial and clinical hospital information system comprised of all necessary software, hardware, peripherals, forms and office supplies, together with comprehensive customer service and support. We also offer business management services, including electronic billing submissions, patient statement processing and accounts receivable management, as part of our overall information system solution. We believe that as our customer base grows, the demand for our business management services will also continue to grow, supporting further increases in recurring revenues.

Our system currently is installed and operating in over 650 hospitals in 45 states and the District of Columbia. Our customers consist of community hospitals with 300 or fewer acute care beds, with hospitals having 100 or fewer acute care beds comprising approximately 94% of our customers.

Management Overview

We primarily seek revenue growth through sales of healthcare information technology systems and related services to existing and new customers within our historic target market. Our strategy has produced consistent revenue growth over the long-term, as reflected in five-and ten-year compounded annual growth rates in revenues of approximately 8.4% and 11.3%, respectively. Selling new and additional products and services to our existing customer base is an important part of CPSI's future revenue growth. We believe that as our customer base grows, the demand for additional products and services, including business management services, will also continue to grow, supporting further increases in recurring revenues. We also expect to drive revenue growth from new product development that we may generate from our research and development activities.

In addition to revenue growth, our business model is focused on earnings growth. Once a hospital has installed our system, we continue to provide support and maintenance services to our customers on an ongoing basis. These services are typically provided by the same personnel who perform our system installations but at a reduced cost to us, and therefore at an increased gross margin. We also look to increase margins through cost containment measures where appropriate.

As a result of the recent economic recession and the uncertainty surrounding the credit markets and tightened lending standards, hospitals have experienced reduced availability of third party credit and an overall reduction in their investment portfolios. In addition, healthcare organizations with a large dependency on Medicare and Medicaid populations, such as community based hospitals, have been impacted by the challenging financial condition of the federal government and many state governments and government programs. Accordingly, we recognize that prospective hospital customers often do not have the necessary capital to make investments in information technology. Additionally, in response to these challenges, hospitals have become more selective regarding where they invest capital, resulting in a focus on strategic spending that generates a return on their investment. Despite the current economic environment, we believe healthcare information technology is often viewed as more strategic to hospitals than other possible purchases because the technology offers the possibility of a quick return on investment. Information technology also plays an important role in healthcare by improving safety and efficiency and reducing cost. Additionally, we believe most hospitals recognize that they must invest in healthcare information technology to meet current and future regulatory, compliance and government reimbursement requirements.

We have experienced an increase in customers seeking financing arrangements from us over the past four years for system installations as a result of ongoing economic conditions and the uncertainty surrounding the credit markets and tightened lending standards. Historically, we have made financing arrangements available to customers on a case-by-case basis depending upon various aspects of the proposed contract and customer attributes. These financing arrangements include short-term payment plans, longer-term lease financing through us or third-party financing companies, and Software as a Service (SaaS) arrangements. We intend to continue to work with prospective customers to provide for financing arrangements to purchase our systems so long as such arrangements do not adversely affect our financial position and liquidity. We believe that meeting the financial needs of community-based hospitals while allowing for the profitable expansion of our footprint in this market will remain both an opportunity and a challenge for us in the foreseeable future.

Despite the current challenging economic conditions generally, including the uncertainty surrounding credit markets and tightened lending standards, we have not experienced a decline in demand for our products and services and our collections of receivables remains consistent with historical trends.

American Recovery and Reinvestment Act of 2009

While the ongoing challenging economic conditions and uncertainty surrounding credit markets and tightend lending standards have impacted and could continue to impact the community hospitals that comprise our target market, we believe that the American Recovery and Reinvestment Act of 2009 (the "ARRA"), has increased and will continue to increase demand for healthcare information technology and will have a positive impact on our business prospects through the next few years. The ARRA includes more than $19 billion in funding to aid healthcare organizations in modernizing their operations through the acquisition and wide-spread use of healthcare information technology. Included in the funding is approximately $17.2 billion in incentives through Medicare and Medicaid reimbursement systems to encourage and assist healthcare providers in adopting and using electronic health records ("EHRs"). These incentive payments began in February 2011 and are expected to last through 2015. If an eligible healthcare provider does not begin to demonstrate meaningful use of EHRs by 2015, then reimbursement under Medicare will begin to be reduced. Our hospital customers began receiving these incentive payments under the ARRA in February 2011. Through January 2012, approximately 109 of our hospital customers had received payments for EHR adoption totaling more than $100 million.

We have been focused on ensuring that we take the necessary steps to meet the needs of community hospitals to help them gain access to the incentives made available under the ARRA. Primary among those steps was ensuring that our technology meets the ARRA's EHR certification requirements. During 2010, both our hospital and medical practice EHR solutions were certified as a complete EHR by CCHIT®. Receiving this certification for both our hospital and ambulatory EHR products ensures that both hospitals and providers using our EHR systems can attain "meaningful use" of EHRs and qualify for ARRA reimbursements. As a result of our obtaining this certification, the ARRA has had and should continue to have a positive impact on our business and the businesses of the community hospitals that comprise our target market.

Health Care Reform

In March 2010, President Obama signed into law the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act of 2010, collectively referred to as the "Health Reform Laws." This sweeping legislation implements changes to the healthcare and health insurance industries over the next several years through 2015, with the ultimate goal of requiring substantially all U.S. citizens and legal residents to have qualifying health insurance coverage by 2014 and providing the means by which it will be made available to them. We anticipate that the Health Reform Laws will have little direct impact on our internal operation but may have a significant impact on the business of our hospital customers. We have not been able to determine at this point whether the impact will be positive, negative or neutral; however, it is likely that the Health Reform Laws will affect hospitals differently depending upon the populations they service. Community hospitals typically service higher uninsured populations than larger urban hospitals and rely more heavily on Medicare and Medicaid for reimbursement. It remains to be seen whether the increase in the insured populations for community hospitals, as well as the increase in Medicare and Medicaid reimbursements under ARRA for hospitals that implement EHR technology, will be enough to offset proposed cuts in Medicare and Medicaid reimbursements contained in the Health Reform Laws.

We believe healthcare initiatives will continue during the foreseeable future. If adopted, some aspects of previously proposed reforms, such as further reductions in Medicare and Medicaid payments, could adversely affect the businesses of our customers and thereby harm our business.

Deficit Reduction

President Obama signed legislation on August 2, 2011, the Budget Control Act of 2011, to increase the U.S. debt ceiling. This legislation imposed significant cuts in federal spending over the next decade, as the special bipartisan Congressional committee appointed under the legislation failed to take any action on deficit reduction. Our hospital customers rely heavily on Medicare and Medicaid programs to fund their operations. Any cuts to these programs could negatively affect the business of our customers and our business.

2011 Financial Overview

Our gross revenues increased 13.2%, while our net income increased 37.9%. Cash flow from operations increased 70.8% due to an increase in net income and other liabilities, along with decreases in accounts receivable. We continued to experience increased levels of customers seeking financing arrangements for system installation during the year due to continued challenging economic conditions and unavailability of third-party credit. We will grant financing arrangements to customers on a case-by-case basis depending upon various aspects of the proposed contract and customer attributes. While our operating cash flows increased during the year, we utilized $9.5 million of these funds to purchase our corporate headquarters that we had been leasing for the past 20 years. We have maintained a strong cash position that we believe is sufficient to meet our operating requirements. We believe that a strong cash position enables us to compete better in the marketplace and maintain the quality of our customer service and product offerings.

Revenues

The Company allocates revenue to its multiple element arrangements, including software and software-related services based on a hierarchy of evidence to support selling prices in accordance with generally accepted accounting principles. Revenue from general support agreements for post-contract support services (support and maintenance) and information technology management and professional services are recognized by the Company ratably over the term of the agreement.

System Sales. Revenues from system sales are derived from the sale of information systems (including software, conversion and installation services, hardware, peripherals, forms and office supplies) to new customers and from the sale of new or additional products to existing customers. We do not record revenue upon the execution of a sales contract. Upon the execution of a contract to purchase a system from us, each customer pays a non-refundable 10% deposit that is recorded as deferred revenue. The customer pays 40% of the purchase price for the software and the related installation, training and conversion when we install the system and commence on-site training at the customer's facility, which is likewise recorded as deferred revenue. When the system begins operating in a live environment, the remaining 50% of the system purchase price for each module that has been installed is payable. Revenue from the sale of the software perpetual license and the system installation and training is recognized on a module by module basis after the installation and training have been completed and the system is functioning as designed for each individual module. Revenue from the sale of hardware is recognized upon shipment of the hardware to the customer.

Support and Maintenance. We also derive revenues from the provision of system support services, including software application support, hardware maintenance, continuing education and related services. Support services are provided pursuant to a support agreement under which we provide comprehensive system support and related services in exchange for a monthly fee based on the services provided. The initial term of these contracts ranges from one to seven years, with a typical duration of five years. Upon expiration of the initial term, these contracts renew automatically on a year-to-year basis thereafter until terminated. Revenues from support services are recognized in the month when these services are performed.

We provide our products to some customers utilizing the "Software as a Service" model, or "SaaS." We provide SaaS services on a remote access basis by storing and maintaining servers at our headquarters which contain customers' patient and administrative data. These customers then access this data remotely in exchange for a monthly fee. In addition, as part of our total information solution, we serve as an Internet service provider, or "ISP," for some of our customers for a monthly fee. We also provide web-site design, hosting services, and other information technology management and professional services if needed. Revenues from our SaaS and ISP services are recognized in the month when these services are performed.

Business Management Services. Our business management services include electronic billing, statement processing, payroll processing and business office management (primarily accounts receivable management). Most of these business management services are sold pursuant to one-year customer agreements, with automatic one year renewals until terminated. Revenues from business management services are recognized when these services are performed.

Reference is made to Note 2 to the financial statements for additional discussion of our revenue recognition policies.

Costs of Sales

System Sales. The principal costs associated with the design, development, sale and installation of our systems are employee salaries, benefits, travel expenses and certain other overhead expenses. These costs are expensed as incurred. For the sale of equipment, we incur costs to acquire these products from the respective distributors or manufacturers. The costs related to the acquisition of equipment are capitalized into inventory and expensed upon the sale of the equipment utilizing the average cost method.

Support and Maintenance. The principal costs associated with our system support and maintenance services are employee salaries, benefits and certain other overhead expenses. These costs are expensed as incurred.

Our employees that perform system installations also provide support and maintenance services. We allocate their time equally between the two functions to provide them with an equal amount of time at home providing support services versus travelling away from home performing system installations. As such, salary related expenses are allocated between cost of system sales and cost of support and maintenance services based upon an estimate of the percentage of time employees spend performing each function. We had 572 software installation and support employees as of December 31, 2011 compared to 505 as of December 31, 2010.

Business Management Services. The principal cost related to our statement processing services is postage. The principal costs related to our electronic billing services are employee related expenses, such as salaries and benefits, and long distance telecommunication fees. Supplies and forms represent an additional cost associated with our business management services. These costs are expensed as incurred.

Results of Operations

The following table sets forth certain items included in our results of operations for each of the three years in the period ended December 31, 2011, expressed as a percentage of our total revenues for these periods (*dollar amounts in thousands*):

	Year Ended December 31,					
	2011		2010		2009	
	Amount	% Sales	Amount	% Sales	Amount	% Sales
INCOME DATA:						
Sales revenues:						
System sales	$ 70,644	40.7%	$ 61,253	40.0%	$ 42,455	33.2%
Support and maintenance	67,557	38.9%	59,259	38.7%	55,885	43.7%
Business management services	35,275	20.3%	32,735	21.4%	29,402	23.0%
Total sales revenues	173,476	100.0%	153,247	100.0%	127,742	100.0%
Costs of sales:						
System sales	47,603	27.4%	46,801	30.6%	35,822	28.1%
Support and maintenance	27,239	15.7%	23,923	15.6%	21,628	16.9%
Business management services	19,223	11.1%	18,139	11.8%	17,033	13.3%
Total costs of sales	94,065	54.2%	88,863	58.0%	74,483	58.3%
Gross profit	79,411	45.8%	64,384	42.0%	53,259	41.7%
Operating expenses:						
Sales and marketing	13,413	7.8%	11,605	7.7%	9,081	7.2%
General and administrative	24,703	14.2%	23,682	15.5%	20,809	16.3%
Total operating expenses	38,116	22.0%	35,287	23.0%	29,890	23.4%
Operating income	41,295	23.8%	29,097	19.0%	23,369	18.3%
Other income (expense):						
Interest income	667	0.4%	674	0.4%	728	0.6%
Total other income	667	0.4%	674	0.4%	728	0.6%
Income before taxes	41,962	24.2%	29,771	19.4%	24,097	18.9%
Income taxes	16,129	9.3%	11,033	7.2%	8,914	7.0%
Net Income	$ 25,833	14.9%	$ 18,738	12.2%	$ 15,183	11.9%

2011 Compared to 2010

Revenues. Total revenues increased by 13.2%, or $20.2 million. This was largely attributable to an increase in system sales of clinical applications to existing customers attempting to attain "meaningful use" of EHRs under the ARRA, as well as an increase in support fees for these added clinical applications.

System sales revenues increased by 15.3%, or $9.4 million. We completed financial and patient software system installations at 17 new hospital clients in 2011, compared to installations at 44 new hospital clients in 2010. System sales to existing customers in 2011 was 75.4% of total revenues as compared to 64.0% for 2010. We encountered many hospitals deferring IT system purchases in 2011 until they had further information regarding reimbursement of these expenditures under the ARRA. This deferral resulted in fewer system installations in 2011. Despite the reduction of new system installations, we were still able to increase revenues due to high levels of clinical application installations by our existing customers in order to meet the meaningful use provisions of the ARRA.

Support and maintenance revenues increased by 14.0%, or $8.3 million. The increase in revenues was primarily attributable to an increase in customers adding clinical systems which require additional support and maintenance services. We had 657 customers at December 31, 2011, compared to 670 at December 31, 2010, due to the loss in 2011 of a hospital syndicate with multiple facilities. SaaS revenues increased by 177.4%, or $1.4 million, while ISP services revenues did not change significantly from 2010. We had 17 customers with SaaS agreements at December 31, 2011 compared to 12 at December 31, 2010. We had 4 customers buy out their SaaS agreements during 2011, which contributed $1.3 million to system sales revenue in 2011.

Business management service revenues increased by 7.8%, or $2.5 million. This increase was due to the following: a 15.7%, or $1.3 million, increase in private pay receivable management services, a 5.1%, or $0.5 million, increase in electronic billing and statement outsourcing services, and a 27.3%, or $0.7 million, increase in eligibility and medical necessity checking services and connection fees. We were providing our full suite of business management services to 33 customers at December 31, 2011, compared to 30 customers at December 31, 2010.

Costs of Sales. Total costs of sales increased by 5.9%, or $5.2 million. As a percentage of revenues, cost of sales decreased to 54.2% from 58.0%.

Cost of system sales increased by 1.7%, or $0.8 million. The gross margin on system sales increased to 32.6% from 23.6%. As a percentage of system sales, payroll and related expenses remained relatively stable at 34.1% compared to 34.9% in 2010; travel expense decreased to 15.2% from 16.5%; cost of software increased to 4.5% compared to 4.2%; and cost of equipment decreased to 12.4% compared to 19.2% in 2010, as add-on sales generally require less equipment investment. Year-over-year, payroll and related costs increased 13.1%, or $2.8 million, cost of equipment decreased 25.5%, or $3.0 million, cost of software increased 23.1%, or $0.6 million, and travel and related costs increased 6.4%, or $0.6 million.

Cost of support and maintenance increased 13.9%, or $3.3 million. The gross margin on support and maintenance revenues remained stable at 59.7% compared to 59.6% for 2010. Year-over-year, the increase in the cost of support and maintenance was due to an increase in payroll and related costs of 16.4%, or $3.4 million, as the result of additional personnel.

Our costs associated with business management services increased 6.0%, or $1.1 million. The gross margin on business management services increased to 45.5% compared to 44.6% for 2010 due to economies of scale of our existing business management staff across a larger customer base. Payroll and related expenses increased $1.6 million due to additional employees, which was offset by a $0.8 million decrease in temporary labor expense. Occupancy costs increased $0.3 million due to a full year of rent expense in the new facility to house our business management service personnel that opened in June 2010.

Sales and Marketing Expenses. Sales and marketing expenses increased 15.6%, or $1.8 million. The increase was attributable to increased sales commission expense and increased salaries as a result of additional personnel. Advertising expenses increased approximately $0.3 million as the result of a corporate logo change and related expenses.

General and Administrative Expenses. General and administrative expenses increased 4.3%, or $1.0 million. Bad debt expense increased $0.4 million, as the Company changed its calculation of allowance for bad debt in order to better reflect historical experience. Depreciation expense increased 48.1%, or $0.6 million, as the result of a full year of depreciation of our new business management services facility and the depreciation of our corporate headquarters facility, which we purchased on December 13, 2011. Group health insurance expense decreased slightly by $0.2 million during 2011 as the result of positive claims experience. Expenses related to our customer user group decreased by $0.5 million due to our hosting of this group's annual convention in Mobile, Alabama in 2011 rather than in Chicago, Illinois in 2010.

As a result of the foregoing factors, income before taxes increased by 40.9%, or $12.2 million.

Income Taxes. Our effective income tax rate for the years ended December 31, 2011 and 2010 was 38.4% and 37.1%, respectively. We utilized research and development tax credits to lower our effective tax rate in 2011 and 2010. We anticipate our effective income tax rate in 2012 to be approximately 38%.

2010 Compared to 2009

Revenues. Total revenues increased by 20.0%, or $25.5 million. This was largely attributable to an increase in system sales of clinical applications to existing customers attempting to attain "meaningful use" of EHRs under the ARRA.

System sales revenues increased by 44.3%, or $18.8 million. We completed financial and patient software system installations at 44 new hospital clients in 2010, compared to installations at 33 new hospital clients in 2009. System sales to existing customers in 2010 was 64.0% of total revenues as compared to 66.8% for 2009.

Support and maintenance revenues increased by 6.0%, or $3.4 million. The increase in revenues from support and maintenance was attributable to an increase in recurring revenues as a result of additional support and maintenance services to existing customers. We had 670 customers at December 31, 2010, compared to 652 at December 31, 2009. SaaS revenues increased by 15.53%, or $0.4 million, while ISP services revenues declined slightly during the year. We had 12 customers with SaaS agreements at December 31, 2010 compared to 0 at December 31, 2009.

Business management service revenues increased by 11.3%, or $3.3 million. Business management service revenues increased as a result of continued growth in accounts receivable management, insurance follow-up and contract management services. Electronic billing revenues increased 3.6%, or $0.1million, and business office services increased 16.4%, or $3.0 million. We were providing our full suite of business management services to 30 customers at December 31, 2010, compared to 26 customers at December 31, 2009.

Costs of Sales. Total costs of sales increased by 19.3%, or $14.4 million. As a percentage of revenues, cost of sales decreased slightly to 58.0% from 58.3%.

Cost of system sales increased by 30.6%, or $11.0 million. The increase in cost of system sales was due to an increase in system installations during the year. The gross margin on system sales increased to 23.6% from 15.6%. As a percentage of system sales, payroll and related expenses decreased to 34.9% from 43.9% as a result of higher utilization of employees performing system installations versus support and maintenance; travel expense decreased to 16.5% from 17.3%; cost of software as a percentage of system sales increased to 4.2% from 2.6% due to the purchase of additional third-party software licenses in 2010 to add functionality to our customers' operating system environments; and cost of equipment as a percentage of system sales increased to 19.2% compared to 18.8%, due to increased supplier prices. Year over year, payroll and related costs increased 14.8%, or $2.8 million, cost of equipment increased 47.5%, or $3.9 million, cost of software increased 132.5%, or $1.5 million, and travel and related costs increased 38.1%, or $2.8 million.

Cost of support and maintenance increased 10.6%, or $2.3 million. The gross margin on support and maintenance revenues decreased to 59.6% from 61.3% . Year over year, the increase in the cost of support and maintenance was due to an increase in payroll and related costs of 14.2%, or $2.6 million, as the result of additional personnel. Because the same employee groups that perform system installations also provide support and maintenance services, the gross margins for the two services can fluctuate inversely as employees spend more time performing system installations, while the allocation of their salaries remains the same.

Our costs associated with business management services increased 6.5%, or $1.1 million. The gross margin on business management services increased to 44.6% from 42.1% due to the realization of economies of scale of our existing business management staff across a larger customer base. Payroll and related expenses increased $0.5 million due to additional employees hired to support our growing business office management services. Occupancy costs increased $0.3 million due to the opening of our new facility to house our business management service in June 2010. Postage costs increased $0.1 million as a result of a postage rate increase in May 2010.

Sales and Marketing Expenses. Sales and marketing expenses increased 27.8%, or $2.5 million. The increase was attributable to increased sales commission expense.

General and Administrative Expenses. General and administrative expenses increased 13.8%, or $2.8 million. Group health insurance expense increased $0.8 million during the year as the result of negative claims experience. We began an employee wellness program in 2009 to hopefully stem the trend of increasing health care costs. Expenses for this program cost approximately $0.2 million in 2010. Legal and accounting expense increased $0.4 million during the year as the result of a non-recurring expense related to an internal investigation conducted by the Company in 2010. Expenses related to our customer user group increased $0.3 million due to the hosting of its annual convention in a more expensive location in 2010.

As a result of the foregoing factors, income before taxes increased by 23.5%, or $5.7 million.

Income Taxes. Our effective income tax rate for the years ended December 31, 2010 and 2009 was 37.1% and 37.0%, respectively. We utilized research and development tax credits to lower our effective tax rate in 2010 and 2009. We also utilized in 2009 employment tax credits made available under the Gulf Opportunity Zone Act of 2005, related to Hurricane Katrina, but this credit was not renewed for 2010.

Liquidity and Capital Resources

As of December 31, 2011, we had $6.7 million in cash and cash equivalents and $16.5 million in investments. Management believes that cash and investments plus cash generated from our normal operating activities should be adequate to fund our business through the remainder of 2012. Our principal source of liquidity has been cash provided by operating activities. Cash provided by operating activities has been used primarily to fund the growth in our business and return cash to our shareholders in the form of dividends. Because of our cash position, our Board of Directors decided to begin paying a quarterly dividend in 2003. We declared and paid dividends in the aggregate amount of $15.9 million in 2011, $15.8 million in 2010 and $15.8 million in 2009. We believe that paying dividends is an effective way of providing an investment return to our stockholders and a beneficial use of our cash. However, the declaration of dividends by CPSI is subject to the discretion of our Board of Directors. Our Board of Directors will continue to take into account such matters as general business conditions, our financial results and such other factors as our Board of Directors may deem relevant.

Net cash provided by operating activities totaled $33.5 million, $19.6 million and $8.8 million for 2011, 2010 and 2009, respectively. The increase in net cash provided by operating activities in 2011 predominantly resulted from an increase in net income, a decrease in receivables and an increase in other liabilities.

Net cash used in investing activities totaled $14.0 million, $5.3 million and $2.2 million for 2011, 2010 and 2009, respectively. In 2011, we purchased $10.8 million of property and equipment, $9.5 million of which related to the purchase of our corporate headquarters which we had previously been leasing. In 2010, we spent approximately $3.0 million for the build-out and furnishing of our new business management services operations facility. We also purchased investments in the net amount of $0.2 million in 2011 which are classified as available for sale. In 2011, we had net purchases of investments in the amount of $3.2 million which are classified as available for sale. We anticipate the need for approximately $3.0 million to $4.0 million in capital expenditures for 2012, including $2.0 million for the addition of office space in Alabama.

Net cash used in financing activities totaled $15.8 million, $15.8 million and $14.0 million for 2011, 2010 and 2009, respectively. We declared and paid dividends in the aggregate amount of $15.9 million, $15.8 million and $15.8 million during 2011, 2010 and 2009, respectively. During 2009, we received proceeds of $1.3 million and a tax benefit of $0.4 million from the exercise of employee stock options.

Our days sales outstanding, which represents the average collection time for accounts receivable, for the years 2011, 2010 and 2009 were 45, 60 and 56 days, respectively.

We currently do not have a bank line of credit or other credit facility in place. Because we have no debt, we are not subject to contractual restrictions or other influences on our operations, such as payment demands and restrictions on the use of operating funds that are typically associated with debt. If we borrow money in the future, we will likely be subject to operating and financial covenants that could limit our ability to operate as profitably as we have in the past. Defaults under applicable loan agreements could result in the demand by lenders for immediate payment of substantial funds and substantial restrictions on expenditures, among other things. Due to the current economic recession and uncertainty surrounding credit markets and tightened lending standards, additional capital, if needed, may not be available on terms favorable to the Company, or at all.

Related Party Transactions

On December 13, 2011, we purchased our corporate campus headquarters, including 16.5 acres of land on which the headquarters is located, in Mobile, Alabama from a related party, C.P. Investments, Inc., an Alabama corporation, for $9.5 million. The stockholders of C.P. Investment include, among others, Michael K. Muscat, Jr., who is one of our executive officers, and his siblings, Ellen M. Harvey and Susan M. Slaton. Prior to the purchase, we leased the facilities from C.P. Investments, Inc. In 2011, we made total lease payments in the amount of $1,900,810 to C.P. Investments, Inc. These lease agreements were all cancelled simultaneously with the purchase. The purchase price for the corporate campus headquarters and 16.5 acres of land was determined following receipt of three separate independent third-party appraisals of the property.

Contractual Obligations

Our real estate leases are the only material contractual obligations requiring payments in the future. Our payments under these leases subsequent to December 31, 2011, are set forth below:

	Payment due by period				
Contractual Obligations	**Total**	**Less than 1 year**	**1-3 Years**	**3-5 Years**	**More than 5 years**
Operating lease obligations	$1,599,594	517,921	904,802	176,871	—

The table above excludes any amounts related to the $731,346 of unrecognized tax benefit as the Company cannot make a reasonably reliable estimate of the periods of cash settlements with the respective taxing authorities. See Note 5 to the financial statements for additional information.

Off-Balance Sheet Arrangements

Our only off-balance sheet arrangement, as defined by Item 303(a)(4) of SEC Regulation S-K, consists of our guarantee of certain lease obligations of Solis Healthcare, LP ("Solis Healthcare") to Winthrop Resources Corporation ("Winthrop") under a lease agreement. Solis Healthcare purchased a software system from the Company and then entered into a sale-leaseback transaction with Winthrop in the first quarter of 2008. We provided this guarantee in order to facilitate Solis Healthcare in leasing the new system.

The lease has an initial term of five years and continues from year-to-year thereafter until terminated. We are contingently liable as guarantor under the lease such that, if at any time prior to the termination of the lease, Solis Healthcare (i) enters into bankruptcy or (ii) defaults for more than 60 days in its payments or performance under the lease, we will be obligated to perform under the guaranty by making the required lease payments, including late fees and penalties. The guaranty runs for the entire term of the lease; however, the maximum potential amount of future payments that we would be required to make to Winthrop under the guaranty is $933,360, the balance of the lease as of December 31, 2011, plus any fees and costs that Winthrop incurs in collecting amounts due under the lease (including attorney's fees and costs). Due to the contingent nature of the guaranty, the maximum amount of the guaranty is not recorded on our balance sheet; however, when necessary, we record reserves to cover potential losses. A liability in the amount of $27,943, the amortized fair value of the guaranty, is recorded on our balance sheet as an other accrued liability at December 31, 2011. See Note 11 to the financial statements for additional information.

Critical Accounting Policies

General. Our discussion and analysis of our financial condition and results of operations are based on our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. We are required to make some estimates and judgments that affect the preparation of these financial statements. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, but actual results may differ from these estimates under different assumptions or conditions.

Revenue Recognition. We recognize revenue in accordance with the accounting principles required by the *Software* topic and *Revenue Recognition* subtopic of the Financial Accounting Standards Board ("FASB") Accounting Standards Codification (the "Codification") and those prescribed by the SEC. These standards require that four basic criteria must be met before revenues can be recognized: (1) persuasive evidence that an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the fee is fixed and determinable; and (4) collectibility is reasonably assured. Determination of criteria (3) and (4) are based on our judgment regarding the fixed nature of the fee charged for services rendered and products delivered and the collectibility of those fees. Once the above criteria have been met, we allocate revenue to our products and services based on their relative selling prices. Should changes in conditions cause us to determine the above criteria are not met for certain future transactions, revenues recognized for any reporting period could be adversely affected. See Note 2 to the financial statements for further discussion of our revenue recognition policies.

Allowance for Doubtful Accounts. Trade accounts receivable are stated at the amount the Company expects to collect and do not bear interest. The collectibility of trade receivable balances is regularly evaluated based on a combination of factors such as customer credit-worthiness, past transaction history with the customer, current economic industry trends and changes in customer payment patterns. If it is determined that a customer will be unable to fully meet its financial obligation, such as in the case of a bankruptcy filing or other material events impacting its business, a specific reserve for bad debt is recorded to reduce the related receivable to the amount expected to be recovered.

Allowance for Credit Losses. The Company leases its information and patient care systems to certain healthcare providers under sales-type leases. The Company establishes an allowance for credit losses for these financing receivables based on the historical level of customer defaults under such financing arrangements. Reference is made to Note 8 to the financial statements for further information about our financing receivables.

Stock-Based Compensation. The Company accounts for stock-based compensation according to the FASB Codification topic, *Compensation – Stock Compensation*. Stock-based compensation is measured at the grant date based on the fair value of the award, and is recognized as an expense over the employee's requisite service period. See Note 6 to the financial statements for further discussion of the impact on the Company's earnings.

Estimates. The Company uses estimates to record certain transactions and liabilities. These estimates are generally based on management's best judgment, past experience, and utilization of third party services such as actuarial and other expert services. Because these estimates are subjective and variable, actual results could differ significantly from these estimates. Significant estimates included in our financial statements include those for self-insurance reserves under our health insurance plan, reserves for uncertain tax positions, bad debt and credit allowances, legal liability exposure or lack thereof, and accrued expenses.

Backlog

Backlog consists of revenues we reasonably expect to recognize over the next twelve months under existing contracts. The revenues to be recognized may relate to a combination of one-time fees for system sales, and recurring fees for support, business management, SaaS and ISP services. As of December 31, 2011, we had a twelve-month backlog of approximately $35 million in connection with non-recurring system purchases and approximately $103 million in connection with recurring payments under support, business management and SaaS contracts. Our backlog increase is the result of new contracts signed in 2011 to be installed in 2012, as well as an increase in our customer base for recurring business.

Quantitative and Qualitative Disclosures about Market and Interest Rate Risk

Our exposure to market risk relates primarily to the potential change in the value of our investment portfolio as a result of fluctuations in interest rates. The primary purpose of our investment activities is to preserve principal while maximizing the income we receive from our investments without significantly increasing risk of loss. As of December 31, 2011, our investment portfolio consisted of a variety of financial instruments, including, but not limited to, money market securities and high quality government and corporate obligations. It is our intent to ensure the safety and preservation of our invested principal funds by limiting default risk, market risk, and reinvestment risk. We do not hold financial instruments for trading or other speculative purposes. The securities in our investment portfolio are classified as available-for-sale and, consequently, are recorded on our balance sheet as a current asset at fair market value with their unrealized gain or loss reflected as a component of accumulated other comprehensive income (loss) in stockholders' equity.

Investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall. Due in part to these factors, our future investment income may fall short of expectation due to changes in interest rates or we may suffer losses in principal if forced to sell securities which have declined in market value due to changes in interest rates.

We believe that the market risk arising from our holdings of these financial instruments is minimal. Due to the conservative allocation of our investment portfolio, we do not believe that an immediate 10% increase in interest rates would have a material effect on the market value of our portfolio. Since we have the ability to liquidate this portfolio, we do not expect our operating results or cash flows to be materially effected to any significant degree by a sudden change in market interest rates on our investment portfolio. We do not utilize derivative financial instruments to manage the interest rate risks associated with our investments.

The table that follows presents fair values of principal amounts and weighted average interest rates for our investment portfolio as of December 31, 2011 and 2010.

	Aggregate Fair Value		Weighted Average Interest Rate	
	2011	2010	2011	2010
Cash and Cash Equivalents:				
Cash	$6,664,482	$2,939,839	0.00%	0.00%
Total cash and cash equivalents	$6,664,482	$2,939,839		
Short-Term Investments:(1)				
Accrued income	$ 102,510	$ 119,574	0.00%	0.00%
Money market funds	1,474,680	71,782	0.19%	0.22%
U.S. Treasury bills	—	330,000	—	0.21%
Obligations of the U.S. Treasury, U.S Government corporations and agencies	3,865,906	1,875,448	0.77%	2.20%
Corporate bonds	4,302,715	2,686,791	4.33%	4.67%
Total short-term investments	$9,745,811	$5,083,595		
Long-Term Investments:(2)				
Obligations of the U.S. Treasury, U.S Government corporations and agencies	$2,089,984	$3,350,091	1.74%	0.82%
Mortgage backed securities	102,832	121,571	2.00%	5.00%
Corporate debt securities	4,548,061	4,846,666	3.36%	4.36%
Total long-term investments	$6,740,877	$8,318,328		

(1) Reflects instruments with a contractual maturity of less than one year.

(2) Reflects instruments with a contractual maturity of one year or more.

Recent Accounting Pronouncements

Reference is made to Note 2 to the financial statements for a discussion of accounting pronouncements that have been recently issued which we have not yet adopted.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The information required by this item is contained in Item 7 herein under the heading "Quantitative and Qualitative Disclosures about Market and Interest Rate Risk."

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Index to Financial Statements

Index to Financial Statement Schedules

All other schedules to the financial statements required by Article 9 of Regulation S-X are not applicable and therefore have been omitted.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934. Computer Programs and Systems, Inc.'s ("CPSI") internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. CPSI's internal control over financial reporting includes those policies and procedures that:

(i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of CPSI;

(ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of CPSI are being made only in accordance with authorizations of management and directors of CPSI; and

(iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of CPSI's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of CPSI's internal control over financial reporting as of December 31, 2011. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

Based on our assessment and those criteria, management believes that CPSI maintained effective internal control over financial reporting as of December 31, 2011.

The independent registered public accounting firm, Grant Thornton LLP, has audited the financial statements as of and for the year ended December 31, 2011, and has also issued their report on the effectiveness of the Company's internal control over financial reporting included in this report on page 48.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON FINANCIAL STATEMENTS

To the Board of Directors and Shareholders
Computer Programs and Systems, Inc.:

We have audited the accompanying balance sheets of Computer Programs and Systems, Inc. (a Delaware corporation) as of December 31, 2011 and 2010, and the related statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2011. Our audits of the basic financial statements included the financial statement schedule listed in the index appearing under Item 8. These financial statements and financial statement schedule are the responsibility of Computer Programs and Systems, Inc.'s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Computer Programs and Systems, Inc. as of December 31, 2011 and 2010, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Computer Programs and Systems, Inc.'s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated March 12, 2012 expressed an unqualified opinion.

/s/ GRANT THORNTON LLP

Atlanta, Georgia
March 12, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Board of Directors and Shareholders of
Computer Programs and Systems Inc.:

We have audited Computer Programs and Systems, Inc.'s (a Delaware Corporation) internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Computer Programs and Systems, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on Computer Programs and Systems, Inc.'s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Computer Programs and Systems, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the balance sheets of Computer Programs and Systems, Inc. as of December 31, 2011 and 2010 and the related statements of income, stockholder's equity, and cash flows for each of the three years in the period ended December 31, 2011, and our report dated March 12, 2012, expressed an unqualified opinion.

/s/ GRANT THORNTON LLP
Atlanta, Georgia
March 12, 2012

COMPUTER PROGRAMS AND SYSTEMS, INC.

Balance Sheets

	December 31, 2011	December 31, 2010
Assets		
Current assets:		
Cash and cash equivalents	$ 6,664,482	$ 2,939,839
Investments	16,486,688	13,401,923
Accounts receivable, net of allowance for doubtful accounts of $1,276,000 and $969,000, respectively	21,521,260	25,472,529
Financing receivables, current portion, net	3,780,621	3,114,201
Inventories	1,838,937	1,782,743
Deferred tax assets	2,543,624	2,244,299
Prepaid income taxes	834,750	102,250
Prepaid expenses	498,172	562,210
Total current assets	54,168,534	49,619,994
Property and equipment		
Land	2,848,276	936,026
Buildings and improvements	8,779,673	—
Maintenance equipment	4,638,219	4,248,439
Computer equipment	9,391,704	8,305,850
Leasehold improvements	1,937,524	3,068,854
Office furniture and equipment	2,959,534	2,858,967
Automobiles	190,542	158,042
	30,745,472	19,576,178
Less accumulated depreciation	(13,326,241)	(10,893,120)
Property and equipment, net	17,419,231	8,683,058
Financing receivables	4,056,748	4,432,277
Total assets	$ 75,644,513	$ 62,735,329
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 2,469,157	$ 2,617,377
Deferred revenue	5,589,792	4,469,507
Accrued vacation	3,211,693	2,951,841
Other accrued liabilities	5,399,996	4,446,727
Total current liabilities	16,670,638	14,485,452
Deferred tax liabilities	1,589,838	1,785,854
Stockholders' equity:		
Common stock, $0.001 par value; 30,000,000 shares authorized; 11,063,220 and 10,962,874 shares issued and outstanding	11,063	10,963
Additional paid-in capital	31,582,108	30,549,149
Accumulated other comprehensive income	7,380	58,903
Retained earnings	25,783,486	15,845,008
Total stockholders' equity	57,384,037	46,464,023
Total liabilities and stockholders' equity	$ 75,644,513	$ 62,735,329

See accompanying notes.

COMPUTER PROGRAMS AND SYSTEMS, INC.

Statements of Income

	Year ended December 31,		
	2011	2010	2009
Sales revenues:			
System sales	$ 70,643,877	$ 61,252,949	$ 42,455,364
Support and maintenance	67,557,386	59,259,133	55,884,446
Business management services	35,275,081	32,735,162	29,402,215
Total sales revenues	173,476,344	153,247,244	127,742,025
Costs of sales:			
System sales	47,602,817	46,800,755	35,821,890
Support and maintenance	27,238,779	23,923,099	21,627,822
Business management services	19,223,543	18,139,259	17,033,502
Total costs of sales	94,065,139	88,863,113	74,483,214
Gross profit	79,411,205	64,384,131	53,258,811
Operating expenses:			
Sales and marketing	13,413,587	11,605,123	9,081,393
General and administrative	24,702,679	23,681,584	20,808,616
Total operating expenses	38,116,266	35,286,707	29,890,009
Operating income	41,294,939	29,097,424	23,368,802
Other income:			
Interest income	667,564	673,224	727,816
Income before taxes	41,962,503	29,770,648	24,096,618
Income taxes	16,129,113	11,032,795	8,913,335
Net income	$ 25,833,390	$ 18,737,853	$ 15,183,283
Net income per share - basic	$ 2.34	$ 1.71	$ 1.39
Net income per share - diluted	$ 2.34	$ 1.71	$ 1.39
Weighted average shares outstanding			
Basic	11,033,804	10,962,874	10,953,747
Diluted	11,033,804	10,962,874	10,955,167

See accompanying notes.

COMPUTER PROGRAMS AND SYSTEMS, INC.

Statements of Stockholders' Equity

	Common Shares	Common Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Income(Loss)	Retained Earnings	Total Stockholders' Equity
Balance at December 31, 2008	10,893,751	$10,894	$27,006,573	$ 56,715	$ 13,484,988	$ 40,559,170
Net income	—	—	—	—	15,183,283	15,183,283
Issuance of common stock	79,006	79	1,303,520	—	—	1,303,599
Unrealized gain on investments held for sale,net of tax	—	—	—	43,388	—	43,388
Stock-based compensation	—	—	919,980	—	—	919,980
Dividends	—	—	—	—	(15,767,461)	(15,767,461)
Income tax benefit from restricted stock dividends	—	—	30,482	—	—	30,482
Income tax benefit from stock option exercises	—	—	418,830	—	—	418,830
Balance at December 31, 2009	10,972,757	$10,973	$29,679,385	$100,103	$ 12,900,810	$ 42,691,271
Net income	—	—	—	—	18,737,853	18,737,853
Forefeiture of common stock	(9,883)	(10)	10	—	—	—
Unrealized loss on investments held for sale,net of tax	—	—	—	(41,200)	—	(41,200)
Stock-based compensation	—	—	855,819	—	—	855,819
Dividends	—	—	—	—	(15,793,655)	(15,793,655)
Income tax benefit from restricted stock dividends	—	—	13,935	—	—	13,935
Balance at December 31, 2010	10,962,874	$10,963	$30,549,149	$ 58,903	$ 15,845,008	$ 46,464,023
Net income	—	—	—	—	25,833,390	25,833,390
Unrealized loss on investments held for sale,net of tax	—	—	—	(51,523)	—	(51,523)
Issuance of restricted stock	100,346	100	(100)	—	—	—
Stock-based compensation	—	—	928,224	—	—	928,224
Dividends	—	—	—	—	(15,894,912)	(15,894,912)
Income tax benefit from restricted stock dividends	—	—	42,266	—	—	42,266
Income tax benefit from restricted stock	—	—	62,569	—	—	62,569
Balance at December 31, 2011	11,063,220	$11,063	$31,582,108	$ 7,380	$ 25,783,486	$ 57,384,037

See accompanying notes

COMPUTER PROGRAMS AND SYSTEMS, INC.

Statements of Cash Flows

	Year ended December 31,		
	2011	2010	2009
Operating Activities			
Net income	$ 25,833,390	$ 18,737,853	$ 15,183,283
Adjustments to net income:			
Provision for bad debt	1,436,549	1,077,250	1,076,491
Deferred taxes	(452,891)	572,890	(166,942)
Stock based compensation	928,224	855,819	919,980
Income tax benefit from stock option exercises	—	—	(418,830)
Income tax benefit from restricted stock	(62,569)	—	—
Income tax benefit from restricted stock dividends	(42,266)	(13,935)	(30,482)
Depreciation	2,500,324	1,853,724	1,772,327
Changes in operating assets and liabilities:			
Accounts receivable	3,014,205	(6,843,741)	(4,948,268)
Financing receivables	(790,376)	(251,022)	(2,192,199)
Inventories	(445,974)	(508,044)	(1,475,326)
Prepaid expenses	64,038	143,271	(204,216)
Accounts payable	(148,220)	405,292	382,580
Deferred revenue	1,120,285	886,637	(145,487)
Other liabilities	1,213,121	1,946,176	(841,270)
Income taxes payable	(627,665)	779,510	(99,360)
Net cash provided by operating activities	33,540,175	19,641,680	8,812,281
Investing Activities			
Purchases of property and equipment	(10,846,717)	(5,092,047)	(829,103)
Purchases of investments	(3,178,738)	(216,837)	(2,826,331)
Sale of investments	—	—	1,500,000
Net cash used in investing activities	(14,025,455)	(5,308,884)	(2,155,434)
Financing Activities			
Proceeds from exercise of stock options, net	—	—	1,303,599
Dividends paid	(15,894,912)	(15,793,655)	(15,767,461)
Income tax benefit from stock option exercises	—	—	418,830
Income tax benefit from restricted stock	62,569	—	—
Income tax benefit from restricted stock dividends	42,266	13,935	30,482
Net cash used in financing activities	(15,790,077)	(15,779,720)	(14,014,550)
Increase (Decrease) in cash and cash equivalents	3,724,643	(1,446,924)	(7,357,703)
Cash and cash equivalents at beginning of year	2,939,839	4,386,763	11,744,466
Cash and cash equivalents at end of year	$ 6,664,482	$ 2,939,839	$ 4,386,763
Supplemental disclosure of cash flow information			
Cash paid for interest	$ —	$ —	$ —
Cash paid for income taxes	$ 17,146,023	$ 9,513,193	$ 8,759,003
Reclassification of inventory to property and equipment	$ 389,780	$ 428,970	$ 1,145,960

See accompanying notes.

COMPUTER PROGRAMS AND SYSTEMS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2011

1. NATURE OF OPERATIONS

Computer Programs and Systems, Inc. (CPSI or the Company) is a healthcare information technology solutions provider which was formed and commenced operations in 1979. The Company provides, on an integrated basis, enterprise-wide clinical management, access management, patient financial management, health information management, strategic decision support, resource planning management and enterprise application integration solutions to healthcare organizations throughout the United States. Additionally, CPSI provides other information technology solutions, including business management services, remote hosting, networking technologies and other related services. The Company operates in a single segment reporting to the chief executive officer, based on the criteria of the *Segment Reporting* topic of the Financial Accounting Standards Board ("FASB") Accounting Standards Codification (the "Codification").

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

Cash and cash equivalents can include time deposits and certificates of deposit with original maturities of three months or less that are highly liquid and readily convertible to a known amount of cash. These investments are stated at cost, which approximates market value, due to their short duration or liquid nature.

Investments

The Company accounts for investments in accordance with FASB Codification topic, *Investments – Debt and Equity Securities.* Accordingly, investments are classified as available-for-sale securities and are reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of stockholders' equity. The Company's management determines the appropriate classifications of investments in fixed maturity securities at the time of acquisition and re-evaluates the classifications at each balance sheet date.

Investments were comprised of the following at December 31, 2011:

	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Short term investments (cash and accrued income)	$ 1,577,190	$ —	$ —	$ 1,577,190
Obligations of U.S. Treasury, U.S. government corporations and agencies	5,944,885	11,369	364	5,955,890
Mortgaged-backed securities	100,620	2,212	—	102,832
Corporate bonds	8,851,895	32,971	34,090	8,850,776
	$16,474,590	$46,552	$34,454	$16,486,688

Shown below are the amortized cost and estimated fair value of securities with fixed maturities at December 31, 2011, by contract maturity date. Actual maturities may differ from contractual maturities because issuers of certain securities retain early call or prepayment rights.

	Amortized Cost	Fair Value
Due in 2012	$ 9,717,366	$ 9,745,811
Due in 2013	4,103,754	4,096,220
Due in 2014	2,552,850	2,541,825
Due thereafter	100,620	102,832
	$16,474,590	$16,486,688

Investments were comprised of the following at December 31, 2010:

	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Short term investments (cash and accrued income)	$ 521,346	$ 10	$ —	$ 521,356
Obligations of U.S. Treasury, U.S. government corporations and agencies	5,212,786	13,819	1,066	5,225,539
Mortgaged-backed securities	119,996	1,575	—	121,571
Corporate bonds	7,451,233	89,665	7,441	7,533,457
	$13,305,361	$105,069	$8,507	$13,401,923

Income Taxes

We account for income taxes in accordance with FASB Codification topic – *Income Taxes*. Under this topic, deferred income taxes are determined utilizing the asset and liability approach. This method gives consideration to the future tax consequences associated with differences between financial accounting and tax bases of assets and liabilities. The effect on the deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. We recognize interest and penalties accrued related to unrecognized tax benefits in the statements of income under general and administrative expenses.

We also make a provision for uncertain income tax positions in accordance with the *Income Taxes* Codification topic. These provisions require that a tax position taken in a tax return be recognized in the financial statements when it is more likely than not (i.e. a likelihood of more than fifty percent) that the position would be sustained upon examination by tax authorities. A recognized tax position is then measured at the largest amount of benefit that is greater than fifty percent likely of being realized upon settlement. The topic also requires that changes in judgment that result in subsequent recognition, derecognition, or change in a measurement date of a tax position taken in a prior annual period (including any related interest and penalties) be recognized as a discrete item in the interim period in which the change occurs.

Accounts Receivable and Allowance for Doubtful Accounts

Trade accounts receivable are stated at the amount the Company expects to collect and do not bear interest. The Company establishes a general allowance for doubtful accounts based on collections history. In the case of a bankruptcy filing, a specific reserve for bad debt is recorded to reduce the related receivable to the amount expected to be recovered.

Inventories

Inventories are stated at lower of cost or market using the average cost method. The Company's inventories are composed of computer equipment, forms and supplies. For cash flow presentation, inventory used by the Company and capitalized as property and equipment is shown as a change in inventory.

Property and Equipment

Property and equipment is recorded at cost, less accumulated depreciation. Additions and improvements to property and equipment that materially increase productive capacity or extend the life of an asset are capitalized. Maintenance, repairs and minor renewals are expensed as incurred. Upon retirement or other disposition of such assets, the related costs and accumulated depreciation are removed from the respective accounts and any resulting gain or loss is included in the results of operations.

Depreciation expense is computed using the straight-line method over the asset's useful life, which is generally 5 years for computer equipment, furniture, and fixtures and 30 years for buildings. The Company reviews for the possible impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Depreciation expense is reported in the statement of income as a component of support and maintenance costs and operating expenses.

Deferred Revenue

Deferred revenue represents amounts received from customers under licensing agreements and implementation fees for which the revenue earnings process has not been completed.

Revenue Recognition

The Company recognizes revenue in accordance with accounting principles generally accepted in the United States of America, principally those required by the *Software* topic and *Revenue Recognition* subtopic of the Codification and those prescribed by the SEC.

The Company's revenue is generated from three sources:

- the sale of information systems, which includes software, conversion and installation services, hardware, peripherals, forms and supplies;
- the provision of system support services, which includes software application support, hardware maintenance, continuing education, "Software as a Service" (or "SaaS") products, Internet service provider ("ISP") products, and information technology management and professional services; and
- the provision of business management services, which includes electronic billing, statement processing, payroll processing and accounts receivable management.

System Sales and Support and Maintenance

The Company enters into contractual obligations to sell hardware, perpetual software licenses, installation and training services, and support and maintenance services. On average, the Company is able to complete a system installation in 3 to 4 weeks. The methods employed by the Company to recognize revenue, which are discussed by element below, achieve results materially consistent with the provisions of Accounting Standards Update ("ASU") 2009-13, *Multiple-Deliverable Revenue Arrangements,* due to the relatively short period during which there are multiple undelivered elements, the relatively small amount of non-software related elements in the system sale arrangements, and the limited number of contracts in-process at each reporting period. The Company recognizes revenue on the elements noted above as follows:

- Support and maintenance – we have established vendor-specific objective evidence ("VSOE") of the fair value of our support and maintenance services by reference to the price our customers are required to pay for the services when sold separately via renewals. Support and maintenance revenue is recognized on a straight line basis over the term of the maintenance contracts, generally three to five years.
- Hardware – we recognize revenue for hardware upon shipment. The selling price of hardware is based on management's best estimate of selling price, which consists of cost plus a targeted margin.
- Software licenses and installation and training – the selling price of software licenses and installation and training is based on management's best estimate of selling price. In determining management's best estimate of selling price, we consider the following: (1) competitor pricing, (2) supply and demand of installation staff, (3) overall economic conditions, and (4) our pricing practices as it relates to discounts. The method of recognizing revenue for the perpetual license of the associated modules included in the arrangement and the related installation and training services over the term the services are performed is on a module by module basis as the respective installation and training for each specific module is completed as this is representative of the pattern of provision of these services.

SaaS, ISP, and Other Professional IT Services

The Company accounts for SaaS contracts in accordance with the requirements of the *Hosting Arrangement* section under the *Software* topic and *Revenue Recognition* subtopic of the Codification. The Codification states that the software elements of SaaS products should not be accounted for as a hosting arrangement "if the customer has the contractual right to take possession of the software at any time during the hosting period without significant penalty and it is feasible for the customer to either run the software on its own hardware or contract with another party unrelated to the vendor to host the software." Each SaaS contract includes a system purchase and buyout clause, and this clause specifies the total amount of the system buyout. In addition, a clause is included which states that should the system be bought out by the customer, the customer would be required to enter into a general support agreement (for post-contract support services) for the remainder of the original SaaS term. Accordingly, the Company has concluded that SaaS customers do not have the right to take possession of the system without significant penalty (i.e., the purchase price of the system), and thus SaaS revenue of the Company falls within the scope of the *Hosting Arrangement* section of the Codification. In accordance with SEC regulations, revenue for SaaS arrangements is recognized when the services are performed.

The Company will occasionally provide ISP and other professional IT services. We consider these services to be non-software elements. The selling price of these services is based on third-party evidence of selling price of similar services. Revenue from this element is recognized as the services are performed.

Business Management Services

Business management services consist of electronic billing services, statement processing services, accounts receivable management services, payroll processing, contract management and insurance services. While business management service arrangements are contracts separate from the system sale and support and maintenance contracts, these contracts are sometimes executed within a short time frame of each other. The selling price of these services is based on VSOE of fair value by reference to the rate our customers renew as well as the rate the services are sold to customers when the business management services agreement is not executed within a short time frame. Because the pricing is transaction based (per unit pricing), customers are billed and revenue recognized as services are performed based on transaction levels.

Stock Based Compensation

The Company accounts for stock based compensation according to the provisions of FASB Codification topic, *Compensation – Stock Compensation,* which establishes accounting for stock-based awards exchanged for employee services. Accordingly, stock-based compensation cost is measured at grant date based on the fair value of the award, and is recognized as an expense on a straight-line basis over the employee's requisite service period.

Research and Development Costs

Research and development costs are expensed as incurred. Research and development costs totaled approximately $2,452,000, $2,328,000 and $2,472,000 for the years ended December 31, 2011, 2010 and 2009, respectively. Research and development expense is included in cost of support and maintenance in the accompanying statements of income.

Advertising

Advertising costs are expensed as incurred. Advertising expense was approximately $283,000, $57,000 and $15,000 for the years ended December 31, 2011, 2010 and 2009, respectively, and are recorded in sales and marketing expenses in the accompanying statements of income.

Shipping and Handling Costs

Shipping and handling costs are expensed as incurred and included in general and administrative expenses. Shipping and handling costs totaled approximately $720,000, $1,042,000 and $898,000 for the years ended December 31, 2011, 2010 and 2009, respectively.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements and the reported revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Accounting Standards Adopted by CPSI in 2011

Effective January 1, 2011, ASU 2009-14, *Software: Certain Revenue Arrangements That Include Software Elements* became effective for the Company. This update addresses revenue recognition in situations where products or services are sold along with incidental software components. The update is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. The provisions of this update did not have a material impact on the Company's financial statements.

On January 1, 2011, the provisions of ASU 2009-13, *Revenue Recognition: Multiple-Deliverable Revenue Arrangements* became effective for the Company. This update addresses the criteria for separating consideration in multiple-element arrangements. It requires companies allocating the overall consideration to each deliverable to use an estimated selling price of individual deliverables in the arrangement in the absence of vendor-specific objective evidence or other third-party evidence of the selling price. The update is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. The provisions of this update did not have a material impact on the Company's financial statements.

Recently Issued Accounting Pronouncements Not Yet Adopted

The Company has not identified any new standards required to be adopted in 2012 that we have determined will have a material impact on its financial statements.

In June 2011, the FASB issued guidance on the presentation of total comprehensive income, the components of net income, and the components of other comprehensive income. This guidance is intended to improve the comparability, consistency and transparency of financial reporting and to increase the prominence of items reported in other comprehensive income. The guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. We do not expect the adoption of this guidance to have a material impact on our financial statements.

On November 14, 2011, the FASB and IASB jointly issued their revised exposure draft ("ED"), *Revenue From Contracts with Customers,* as a proposed ASU. The proposed ASU outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and would supersede the most current revenue recognition guidance. No current effective date for this proposed ASU has been issued nor has the Company determined whether this proposed ASU will have a material impact on its financial statements.

3. DETAILS OF BALANCE SHEET AMOUNTS

Other accrued liabilities are comprised of the following at December 31, 2011 and 2010:

	2011	2010
Salaries and benefits	$3,257,663	$2,380,523
Commissions	503,172	630,143
Self-insurance reserves	793,378	585,600
Unrecognized tax benefit	731,346	697,723
Other	114,437	152,738
	$5,399,996	$4,446,727

4. NET INCOME PER SHARE

The Company presents both basic and diluted earnings per share ("EPS") amounts. Basic EPS is calculated by dividing net income by the weighted average number of common shares outstanding during the period presented. Diluted EPS amounts are based upon the weighted average number of common and common equivalent shares outstanding during the period presented. The difference between basic and diluted EPS is solely attributable to stock options. The Company uses the treasury stock method to calculate the impact of outstanding stock options. For the years ended December 31, 2011, 2010 and 2009, these dilutive shares on a weighted average basis were 0, 0 and 1,420, respectively.

5. INCOME TAXES

The Company accounts for income taxes in accordance with the FASB's Codification topic, *Income Taxes*. These provisions require a company to determine whether it is more likely than not that a tax position will be sustained upon examination based on the technical merits of the position. If the more-likely-than-not threshold is met, a company must measure the tax position to determine the amount to recognize in the financial statements.

We applied these provisions to all tax positions for which the statute of limitations remained open. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2011	2010
Beginning balance	$697,723	$536,717
Additions based on tax positions related to the current year	70,935	108,246
Additions for tax positions of prior years	—	52,760
Reductions for tax positions of prior years	(37,312)	—
Ending balance	$731,346	$697,723

The total amount of unrecognized tax benefits, if recognized, that would affect the effective tax rate is $731,346.

The Company classifies interest and penalties arising from the underpayment of income taxes in the statements of income under general and administrative expenses. As of December 31, 2011, we had no accrued interest or penalties related to uncertain tax positions as amounts are considered immaterial. The tax years 2004 – 2010 remain open to federal examination and to other taxing jurisdictions to which we are subject. The federal returns for the tax years 2004, 2005, and 2006 are currently under examination by the Internal Revenue Service, primarily in relation to research credits claimed on those returns by the Company.

It is reasonably possible that the amount of unrecognized tax benefits, inclusive of related interest, will change in the next twelve months. At December 31, 2011, there is no estimated increase or decrease in the amount of unrecognized tax benefits.

Deferred income taxes arise from the temporary differences in the recognition of income and expenses for tax purposes. A valuation allowance is established when the Company believes that it is more likely than not that some portion of its deferred tax assets will not be realized. Deferred tax assets and liabilities are comprised of the following at December 31, 2011 and 2010:

	2011	2010
Deferred tax assets:		
Accounts receivable	$ 672,056	$ 468,806
Accrued vacation	1,252,560	1,151,218
Stock compensation	334,383	368,015
Accrued liabilities	629,906	325,122
Total deferred tax assets	$2,888,905	$2,313,161
Deferred tax liabilities:		
Other comprehensive income	$ 4,718	$ 47,168
Depreciation	1,930,401	1,807,548
Total deferred tax liabilities	$1,935,119	$1,854,716

Significant components of the income tax provision for the year ended December 31, 2011, 2010 and 2009 are as follows:

	2011	2010	2009
Current provision:			
Federal	$13,602,045	$ 8,478,494	$7,280,943
State	2,979,959	1,981,411	1,799,334
Deferred provision:			
Federal	(406,441)	514,132	(149,820)
State	(46,450)	58,758	(17,122)
Total income tax provision	$16,129,113	$11,032,795	$8,913,335

The difference between income taxes at the U.S. federal statutory income tax rate of 35% and those reported in the statements of income for the years ended December 31, 2010, 2009 and 2008 are as follows:

	2011	2010	2009
Income taxes at U.S. Federal statutory rate	$14,686,876	$10,419,727	$8,433,816
State income tax, net of federal tax effect	1,890,523	1,346,675	1,152,445
Impact of tax credits	(708,448)	(590,928)	(583,010)
Other	260,162	(142,679)	(89,916)
	$16,129,113	$11,032,795	$8,913,335

6. STOCK BASED COMPENSATION

Effective January 1, 2006, the Company adopted the provisions of FASB Codification topic, *Compensation – Stock Compensation*, which establishes accounting for stock-based awards exchanged for employee services. Accordingly, stock-based compensation cost is measured at the grant date based on the fair value of the award, and is recognized as an expense over the employee's requisite service period. The Company recorded compensation costs as the requisite service was rendered for the unvested portion of previously issued awards that remained outstanding at the initial date of adoption and any awards issued, modified, repurchased or cancelled after January 1, 2006.

The following table shows total stock-based compensation expense for the years ended December 31, 2011, 2010 and 2009, included in the Statements of Income:

	2011	2010	2009
Costs of sales	$348,274	$299,988	$299,988
Operating expenses	$579,950	$555,831	$619,992
Pre-tax stock-based compensation expense	$928,224	$855,819	919,980
Less: income tax effect	$362,007	$333,770	$358,792
Net stock-based compensation expense	$566,217	$522,049	561,188
Basic and diluted per share impact	$ 0.05	$ 0.05	$ 0.05

Cash flows resulting from excess tax benefits are required to be classified as a part of cash flows from financing activities. Excess tax benefits are realized tax benefits from tax deductions for exercised options in excess of the deferred tax asset attributable to stock compensation costs for such options. As a result, $0, $0 and $418,830 of excess tax benefits for the years ended December 31, 2011, 2010 and 2009, respectively, have been classified as a financing cash inflow. In addition to stock option exercises, the Company also pays dividends on restricted stock which resulted in excess tax benefits of $42,266, $13,935 and $30,482 for the years ended December 31, 2011, 2010 and 2009, respectively, which are classified as cash flows from financing activities.

2002 Stock Option Plan

Under the 2002 Stock Option Plan, the Company has authorized the issuance of equity-based awards for up to 865,333 shares of common stock to provide additional incentive to employees and officers. Pursuant to the plan, the Company can grant either incentive or non-qualified stock options. Options to purchase common stock under the 2002 Stock Option Plan had been granted to Company employees with an exercise price equal to the fair market value of the underlying shares on the date of grant.

Stock options granted under the 2002 Stock Option Plan to executive officers of the Company became vested as to all of the shares covered by such grant on the fifth anniversary of the grant date and expire on the seventh anniversary of the grant date. Stock options granted under the 2002 Stock Option Plan to employees other than executive officers became vested as to 50% of the shares covered by the option grant on the third anniversary of the grant date and as to 100% of such shares on the fifth anniversary of the grant date. In addition, options became vested upon termination of employment resulting from death, disability or retirement. Such options expired on the seventh anniversary of the grant date.

Under the methodology of the Codification, the fair value of the Company's stock options was estimated at the date of grant using the Black-Scholes option pricing model. The multiple option approach was used, with assumptions for expected option life of 5 years and 44% expected volatility for the market price of the Company's stock in 2002. An estimated dividend yield of 3% was used. The risk-free rate of return was determined to be 2.79% in 2002. No options were granted in 2011, 2010 or 2009. There were no outstanding options as of December 31, 2011, December 31, 2010 or December 31, 2009. The 2002 Stock Option Plan expires on May 24, 2012.

A summary of stock option activity under the 2002 Stock Option Plan is as follows:

	2011		2010		2009	
	Shares	Exercise Price	Shares	Exercise Price	Shares	Exercise Price
Outstanding at beginning of year	—	$ —	—	$ —	82,608	$ 16.50
Granted	—	—	—	—	—	—
Exercised	—	—	—	—	(79,006)	16.50
Forfeited	—	—	—	—	(3,602)	16.50
Outstanding at end of year	—	$ —	—	$ —	—	$ —
Exercisable at end of year	—	$ —	—	$ —	—	$ —
Shares available for future grants under the plan as end of year		495,134		495,134		495,134

The aggregate intrinsic value (as measured by the difference between the exercise and strike price) of options exercised during the years ended December 31, 2011, 2010 and 2009 was $0, $0 and $1,145,689, respectively.

As of December 31, 2011 and 2010, there was no unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the 2002 Stock Option Plan.

2005 Restricted Stock Plan

On January 27, 2006, the Compensation Committee of the Board of Directors approved the grant of 116,498 shares of restricted stock, effective January 30, 2006, to certain executive officers of the Company. The grant date fair value was $42.91 per share. The restricted stock vests in five equal annual installments commencing on the first anniversary of the date of grant.

On May 17, 2006, the Compensation Committee of the Board of Directors approved the grant of 17,810 shares of restricted stock, effective May 17, 2006, to the Chief Operating Officer of the Company. The grant date fair value was $42.11 per share. The restricted stock vested in five equal annual installments commencing January 30, 2007, and each January 30 thereafter.

On January 23, 2008, the Compensation Committee of the Board of Directors approved the grant of 16,471 shares of restricted stock to the Company's Vice President – Finance and Chief Financial Officer. The grant date fair value was $21.25 per share. The restricted stock was scheduled to vest in five equal annual installments commencing January 30, 2009, and each January 30 thereafter. On June 30, 2010, 9,883 shares of unvested restricted stock were forfeited, cancelled and returned to the authorized and unissued shares of the Company as a result of the termination of employment of this individual on such date.

On April 18, 2011, the Compensation Committee of the Board of Directors approved the grant of a total of 100,346 shares of restricted stock, effective April 18, 2011, to certain executive officers of the Company. Under the terms of the restricted stock award agreements with the executive officers, the shares of restricted stock are scheduled to vest in five equal annual installments commencing on April 18, 2012 and each April 18 thereafter, assuming that the recipient of the award continues to serve as an executive officer of the Company on each applicable vesting date. Compensation expense for this grant will be recognized on a straight-line basis over five years.

A summary of activity under the 2005 Restricted Stock Plan during the years ended December 31, 2011, 2010 and 2009 is as follows:

	Shares	Weigted-Average Grant-Date Fair Value
Nonvested stock outstanding at January 1, 2009	76,086	$38.10
Granted	—	—
Vested	23,166	39.71
Forfeited	—	—
Nonvested stock outstanding at December 31, 2009	52,920	$37.41
Granted	—	—
Vested	23,166	39.71
Forfeited	9,883	21.25
Nonvested stock outstanding at December 31, 2010	19,871	$42.77
Granted	100,346	60.79
Vested	19,871	42.77
Forfeited	—	—
Nonvested stock outstanding at December 31, 2011	100,346	$60.79

As of December 31, 2011, there was $5,242,650 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the 2005 Restricted Stock Plan. As of December 31, 2011, this cost is expected to be recognized over a weighted-average period of 4.3 years.

7. CONCENTRATION OF CREDIT RISK

Financial instruments, which potentially subject the Company to concentration of credit risk, consist principally of temporary cash investments and trade receivables. The Company places its temporary cash investments with credit-worthy, high-quality financial institutions.

The Company's customer base is concentrated in the healthcare industry. Customers are located throughout the United States. The Company requires no collateral or other security to support customer accounts receivable. An allowance for doubtful accounts has been established for potential credit losses based on historical collection experience.

The Company maintains its cash and cash equivalents in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

8. FINANCING RECEIVABLES

The Company leases its information and patient care systems to certain healthcare providers under sales-type leases expiring in various years through 2017. These receivables typically have terms from two to five years, bear interest at various rates, and are usually collateralized by a security interest in the underlying assets. Since the Company has a history of successfully collecting amounts due under the original payment terms of these extended payment arrangements without making any concessions to its customers, the Company satisfies the requirement for revenue recognition. The Company's history with these types of extended payment term arrangements supports management's assertion that revenues are fixed and determinable and probable of collection.

The components of these lease receivables were as follows on December 31:

	2011	2010
Total minimum lease payments receivable	$ 8,254,652	$ 7,504,094
Less allowance for losses	(447,321)	(233,396)
Less unearned income	(692,027)	(796,610)
Lease receivables	7,115,304	6,474,088
Less current portion	(3,058,556)	(2,041,811)
Amounts due after one year	$ 4,056,748	$ 4,432,277

Future minimum lease payments to be received subsequent to December 31, 2011 are as follows:

2012	$3,701,611
2013	2,674,525
2014	1,112,521
2015	520,756
2016	227,056
Thereafter	18,182
Total minimum lease payments to be received	8,254,652
Less unearned income	(692,027)
Net leases receivable	$7,562,625

Credit Quality of Financing Receivables and Allowance for Credit Losses

The following table is a roll-forward of the allowance for financing credit losses for the years ended December 31, 2011 and 2010:

	Begining Balance	Provision	Charge-offs	Recoveries	Ending Balance
December 31, 2010	$ —	$233,396	$ —	$—	$233,396
December 31, 2011	$233,396	$499,485	$(285,560)	$—	$447,321

The Company established an allowance for financing receivable credit losses during 2010 upon adoption of ASU 2010-20. This allowance is based on the historical level of customer defaults under such arrangements. The Company has been successful collecting its financing receivables and considers the credit quality of such arrangements to be good, especially as the underlying assets act as collateral for the receivable.

The Company has also sold information and patient care systems to certain healthcare providers under extended payment terms. These receivables, included in current portion of financing receivables, typically have terms from 3 to 12 months. Total amounts receivable under these arrangements at December 31, 2011 and 2010 were $722,065 and $1,072,390, respectively.

9. BENEFIT PLANS

In January 1994, the Company adopted the Computer Programs & Systems, Inc. 401(k) Retirement Plan that covers all eligible employees of the Company who have completed one year of service. The plan allows eligible employees to contribute up to 60% of their pre-tax earnings up to the statutory limit prescribed by the Internal Revenue Service. The Company matches a discretionary amount determined by the Board of Directors. The Company contributed approximately $1,495,000, $1,256,000 and $1,222,000 to the plan for the years ended December 31, 2011, 2010 and 2009, respectively.

The Company provides certain health and medical benefits to eligible employees, their spouses and dependents pursuant to a benefit plan funded by the Company. Each participating employee contributes to the Company's costs associated with such benefit plan. The Company's obligation to fund this benefit plan and pay for these benefits is limited through the Company's purchase of an insurance policy from a third-party insurer. The amount established as a reserve is intended to recognize the Company's estimated obligations with respect to its payment of claims and claims incurred but not yet reported under the benefit plan. Management believes that the recorded liability for medical self-insurance at December 31, 2011 and 2010 is adequate to cover the losses and claims incurred, but these reserves are based on estimates and the amount ultimately paid may be more or less than such estimates.

10. OPERATING LEASES

The Company leased certain real property, most of which was owned by an entity that was partially owned by an executive officer of the Company, during 2011, prior to the Company's purchase of the property on December 13, 2011. The lease agreements had terms of ten years and were set to expire on or before December 2015. These related party leases were cancelled in December 2011 in conjunction with the Company's purchase of these properties from the related party entity for $9.5 million. For the years ended December 31, 2011, 2010 and 2009 total rent expense paid to the related party entity was approximately $1,901,810, $1,697,478 and $1,697,478, respectively. The Company also leased during 2011 office space in Mobile and Lanette, Alabama, and Monroe, Louisiana. These leases have terms expiring from 2012 through 2015, but do contain optional extension terms.

The future minimum lease payments payable under operating leases subsequent to December 31, 2011 are as follows:

2012	$ 517,921
2013	452,401
2014	452,401
2015	176,871
	$1,599,594

11. COMMITMENTS AND CONTINGENCIES

As of December 31, 2011, the Company is contingently liable as guarantor on a lease obligation between Solis Healthcare, LP ("Solis Healthcare"), as lessee, and Winthrop Resources Corporation ("Winthrop"), as lessor. Solis Healthcare purchased a software system from the Company and entered into a sale-leaseback transaction with Winthrop in the first quarter of 2008. The Company provided this guarantee in order to facilitate Solis Healthcare in leasing the new system. The lease has an initial term of five years and continues from year-to-year thereafter until terminated. The Company is contingently liable as guarantor under the lease such that, if at any time prior to the termination of the lease, Solis Healthcare (i) enters into bankruptcy or (ii) defaults for more than 60 days in its payments or performance under the lease, the Company will be obligated to perform under the guaranty by making the required lease payments, including late fees and penalties. The guarantee runs for the entire term of the lease; however, the maximum potential amount of future payments that the Company would be required to make to Winthrop under the guaranty is $933,360, the balance of the lease payments as of December 31, 2011, plus any fees and costs that Winthrop incurs in collecting amounts due under the lease (including attorney's fees and costs). Due to the contingent nature of the guaranty, the maximum amount of the guaranty is not recorded on the balance sheet; however, when necessary, reserves are recorded to cover potential losses. A liability in the amount of $27,943, the amortized fair value of the guaranty, is recorded on the balance sheet as an other accrued liability at December 31, 2011. As of March 9, 2012, we were not aware of any conditions that would effect the payment or performance risk of the lease obligation.

From time to time, the Company is involved in routine litigation that arises in the ordinary course of business. Management does not expect this to have a material adverse effect on the Company's financial statements.

12. COMPREHENSIVE INCOME

FASB Codification topic—*Comprehensive Income*, requires the disclosure of certain revenue, expenses, gains and losses that are excluded from net income in accordance with accounting principles generally accepted in the United States of America. Total comprehensive income for the years ended December 31, 2011, 2010 and 2009 is as follows:

	Year ended December 31,		
	2011	**2010**	**2009**
Net income as reported	$25,833,390	$18,737,853	$15,183,283
Other comprehensive income:			
Unrealized gain(loss) on investments, net of taxes	(51,523)	(41,200)	43,388
Total comprehensive income	$25,781,867	$18,696,653	$15,226,671

13. FAIR VALUE

The Company adopted the provisions of FASB Codification topic, *Fair Value Measurements and Disclosures*, on January 1, 2008. These provisions establish a framework for measuring fair value and expand financial statement disclosures about fair value measurements. The provisions do not require any new fair value measurements, but rather apply to all other accounting pronouncements that require or permit fair value measurements. The provisions require that assets and liabilities carried at fair value be classified and disclosed in one of the following three categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities.

Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.

Level 3: Unobservable inputs that are not corroborated by market data.

The fair values of the Company's available-for-sale securities were based on matrix pricing for the periods ended December 31, 2011 and December 31, 2010, which basically treats all fixed income securities that derive price from yield and other market factors as Level 2. We generally apply fair value techniques on a non-recurring basis associated with (1) valuing potential impairment loss related to financing receivables accounted for pursuant to Codification topic, *Leases*, and (2) valuing potential impairment loss related to long-lived assets accounted for pursuant to Codification topic, *Property, Plant and Equipment*, when events or circumstances indicate as possible impairment.

The following table summarizes the carrying amounts and fair values of certain assets and liabilities at December 31, 2011 and December 31, 2010:

		Fair Value at December 31, 2011 Using		
	Carrying Amount at 12/31/2011	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Description				
Available-for-sale securities				
Short-term investments (cash and accrued income)	$ 1,577,190	$ —	$ 1,577,190	$ —
Mortgage backed securities	102,832	—	102,832	—
Obligations of U.S. Treasury, U.S. government corporations and agencies	5,955,890	—	5,955,890	—
Corporate bonds	8,850,776	—	8,850,776	—
Total available-for-sale securites	$16,486,688	$ —	$16,486,688	$ —

		Fair Value at December 31, 2010 Using		
	Carrying Amount at 12/31/2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Description				
Available-for-sale securities				
Short-term investments (cash and accrued income)	$ 521,356	$ —	$ 521,356	$ —
Mortgage backed securities	121,571	—	121,571	—
Obligations of U.S. Treasury, U.S. government corporations and agencies	5,225,539	—	5,225,539	—
Corporate bonds	7,533,457	—	7,533,457	—
Total available-for-sale securites	$13,401,923	$ —	$13,401,923	$ —

14. SUBSEQUENT EVENTS

On January 23, 2012, the Company announced a dividend for the first quarter of 2012 in the amount of $0.46 per share. The dividend was paid on February 24, 2012 to stockholders of record as of the close of business on February 9, 2012.

On January 23, 2012, the Board of Directors, upon the recommendation of the Compensation Committee, adopted a short-term incentive program for 2012 for certain executive officers of the Company (the "2012 Incentive Program"). Under the 2012 Incentive Program, each executive officer of the Company, other than executive officers earning any commission-based compensation, have a short-term incentive cash bonus opportunity based on achievements of a specified level of financial performance, specifically the Company's EBITDA (as defined in the 2012 Incentive Program) in 2012 ("2012 EBITDA") compared to the Company's EBITDA in 2011 ("2011 EBITDA").

Participants in the 2012 Incentive Program will receive 100% of their target award if the Company's 2012 EBITDA is 105% of 2011 EBITDA, 75% of the target award if the Company achieves a minimum, threshold level of performance (2012 EBITDA reaching 95% of 2011 EBITDA), and a maximum of 150% of the target award for a maximum level of performance (2012 EBITDA equaling or exceeding 130% of 2011 EBITDA). No payments will be made for performance below the specified threshold amount. Payouts between the threshold and maximum will be calculated by the Compensation Committee using the interpolation process described in the 2012 Incentive Program. The Compensation Committee may make adjustments to the terms and conditions of, and the criteria included in, awards under the 2012 Incentive Program in recognition of unusual or nonrecurring events affecting a participant or the Company, or the financial statements of the Company, or in certain other instances specified in the 2012 Incentive Program.

Awards earned under the 2012 Incentive Program will be paid solely in cash. In addition, awards pursuant to the 2012 Incentive Program and subject to recovery or adjustments by the Company in certain circumstances in which the operating results on which payment was based are restated or otherwise adjusted or in the event that a participant's conduct is not in good faith and materially disrupts, damages, impairs or interferes with the business of the Company.

The foregoing description of the 2012 Incentive Program does not purport to be complete and is qualified in its entirety by reference to the 2012 Incentive Program, a copy of which is attached as Exhibit 10.1 to the Form 8-K filed by the Company with the Securities and Exchange Commission on January 27, 2012.

15. QUARTERLY FINANCIAL STATEMENTS (UNAUDITED)

The following table presents a summary of our results of operations for our eight most recent quarters ended December 31, 2011. The information for each of these quarters is unaudited and has been prepared on a basis consistent with the audited financial statements. This information includes all adjustments, consisting only of normal recurring adjustments, we consider necessary for fair presentation of this information when read in conjunction with the audited financial statements and related notes. Our operating results have varied on a quarterly basis and may fluctuate significantly in the future.

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
	(In thousands except for share and per share data)			
Year Ended December 31, 2011				
Sales revenues	$ 40,380	$ 48,839	$ 42,045	$ 42,212
Gross profit	17,136	24,157	19,477	18,642
Operating income	8,491	11,518	9,638	10,527
Net income	5,373	7,916	5,989	6,555
Net income per share				
Basic	0.49	0.72	0.54	0.59
Diluted	0.49	0.72	0.54	0.59
Weighted average shares outstanding				
Basic	10,962,874	11,044,474	11,063,220	11,063,220
Diluted	10,962,874	11,044,474	11,063,220	11,063,220
Year Ended December 31, 2010				
Sales revenues	$ 31,541	$ 37,713	$ 40,913	$ 43,079
Gross profit	12,109	15,685	17,057	19,533
Operating income	4,399	6,814	7,678	10,206
Net income	2,920	4,264	4,888	6,665
Net income per share				
Basic	0.27	0.39	0.45	0.61
Diluted	0.27	0.39	0.45	0.61
Weighted average shares outstanding				
Basic	10,972,757	10,962,874	10,962,874	10,962,874
Diluted	10,972,757	10,962,874	10,962,874	10,962,874

SCHEDULE II
COMPUTER PROGRAMS AND SYSTEMS, INC.
VALUATION AND QUALIFYING ACCOUNTS

Description		Balance at beginning of period	(1) Additions charged to cost and expenses	(2) Deductions	Balance at end of period
Allowance for doubtful accounts deducted from accounts receivable in the balance sheet	2009	$628,000	$1,076,000	$945,000	$ 759,000
	2010	$759,000	$ 849,000	$639,000	$ 969,000
	2011	$969,000	$ 937,000	$630,000	$1,276,000

(1) Adjustments to allowance for change in estimates.
(2) Uncollectible accounts written off, net of recoveries.

Description		Balance at beginning of period	(1) Additions charged to cost and expenses	(2) Deductions	Balance at end of period
Allowance for credit losses deducted from financing receivables in the balance sheet	2009	$ —	$ —	$ —	$ —
	2010	$ —	$233,396	$ —	$233,396
	2011	$233,396	$499,485	$285,560	$447,321

(1) Adjustments to allowance for change in estimates.
(2) Uncollectible accounts written off, net of recoveries.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES.

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to provide reasonable assurance that the information required to be disclosed by us in reports that we file or submit under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. Because of the inherent limitations to the effectiveness of any system of disclosure controls and procedures, no evaluation of disclosure controls and procedures can provide absolute assurance that all control issues and instances of fraud, if any, with a company have been prevented or detected on a timely basis. Even disclosure controls and procedures determined to be effective can only provide reasonable assurance that their objectives are achieved.

As of the end of the period covered by this report, we carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) pursuant to Rule 13a-15 of the Exchange Act. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective at the reasonable assurance level.

Changes in Internal Control over Financial Reporting

There were no changes in the Company's internal control over financial reporting (as defined in Exchange Act Rule 13a-15(f)) during the quarter ended December 31, 2011 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Management's Annual Report on Internal Control Over Financial Reporting

This report is included in Item 8 on page 46 and is incorporated herein by reference.

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting

This report is included in Item 8 on page 48 and is incorporated herein by reference.

ITEM 9B. OTHER INFORMATION.

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

We have adopted a Code of Business Conduct and Ethics applicable to all of our directors, officers (including our Chief Executive Officer and senior financial officers) and employees. We have also adopted a separate code of ethics with additional guidelines and responsibilities applicable to our Chief Executive Officer and senior financial officers, known as the Code of Ethics for CEO and Senior Financial Officers. Copies of the Code of Business Conduct and Ethics and the Code of Ethics for CEO and Senior Financial Officers are available on CPSI's website at www.cpsinet.com in the "Investors" section under "Governance."

Other information required by this Item regarding executive officers is included in Part I of this Form 10-K under the caption "Executive Officers" in accordance with Instruction 3 of the Instructions to Paragraph (b) of Item 401 of Regulation S-K.

Other information required by this Item is incorporated by reference pursuant to General Instruction G(3) of Form 10-K from CPSI's definitive Proxy Statement for the 2012 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission pursuant to Regulation 14A.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item is incorporated by reference pursuant to General Instruction G(3) of Form 10-K from CPSI's definitive Proxy Statement for the 2012 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission pursuant to Regulation 14A.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this Item is incorporated by reference pursuant to General Instruction G(3) of Form 10-K from CPSI's definitive Proxy Statement for the 2012 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission pursuant to Regulation 14A.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this Item is incorporated by reference pursuant to General Instruction G(3) of Form 10-K from CPSI's definitive Proxy Statement for the 2012 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission pursuant to Regulation 14A.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this Item is incorporated by reference pursuant to General Instruction G(3) of Form 10-K from CPSI's definitive Proxy Statement for the 2012 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission pursuant to Regulation 14A.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)(1) and (2) and (c) - Financial Statements and Financial Statement Schedules.

Financial Statements: The Financial Statements and related Financial Statements Schedule of CPSI are included herein in Part II, Item 8.

(a)(3) and (b) – Exhibits.

The exhibits listed on the Exhibit Index at page 73 of this Form 10-K are filed herewith or are incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on this the 12th day of March, 2012.

COMPUTER PROGRAMS AND SYSTEMS, INC.

By: /s/ J. Boyd Douglas
J. Boyd Douglas
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Name	Title	Date
/s/ David A. Dye David A. Dye	Chairman of the Board and Director, Chief Financial Officer (principal financial officer)	March 12, 2012
/s/ J. Boyd Douglas J. Boyd Douglas	President, Chief Executive Officer and Director (principal executive officer)	March 12, 2012
/s/ James B. Britain James B. Britain	Vice President – Finance and Controller (principal accounting officer)	March 12, 2012
/s/ Ernest F. Ladd, III Ernest F. Ladd, III	Director	March 12, 2012
/s/ W. Austin Mulherin, III W. Austin Mulherin, III	Director	March 12, 2012
/s/ William R. Seifert, II William R. Seifert, II	Director	March 12, 2012
/s/ John C. Johnson John C. Johnson	Director	March 12, 2012
/s/ Charles P. Huffman Charles P. Huffman	Director	March 12, 2012